Q3	Manulife Financial Corporation Quarterly Report to Shareholders
2008	For the quarter ended September 30

FINANCIAL HIGHLIGHTS

As at and for the three months ended September 30
(Canadian $ in millions unless otherwise stated and per share information, unaudited)
	2008	2007	% Change

Net income	$507	$1,069	(53)
Loss attributed to participating policyholders	3	1	-
Net income attributed to shareholders	$510	$1,070	(52)
Preferred share dividends	(7)	(7)	-
Net income available to common shareholders	$503	$1,063	(53)

Premiums and deposits
Life and health insurance premiums	$4,017	$3,637	10
Annuity and pension premiums	1,841	1,245	48
Segregated funds deposits	7,689	8,888	(13)
Mutual fund deposits	2,173	2,304	(6)
ASO premium equivalents	601	582	3
Other fund deposits	123	141	(13)
Total premiums and deposits	$16,444	$16,797	(2)

Funds under management
General fund	$165,163	$159,170	4
Segregated funds	165,488	174,489	(5)
Mutual funds	28,213	36,185	(22)
Other funds	26,416	29,506	(10)
Total funds under management	$385,280	$399,350	(4)

			% of Total	% of Total
Capital			2008	2007

Liabilities for preferred shares and capital instruments	$3,578	$3,014	12	11
Non-controlling interest in subsidiaries	167	202	1	1
Equity
Participating policyholders' equity	61	152	-	1
Shareholders' equity
Preferred shares	638	638	2	2
Common shares	13,943	14,004	48	51
Contributed surplus	156	133	1	-
Retained earnings	15,345	13,710	53	51
Accumulated other comprehensive loss on AFS securities and translation of net foreign operations	(4,868)	(4,595)	(17)	(17)
Total capital	$29,020	$27,258	100	100

Selected key performance measures
Basic earnings per common share	$0.34	$0.70
Diluted earnings per common share	$0.33	$0.70
Return on common shareholders' equity (annualized) [1]	8.2%	18.9%
Book value per common share	$16.41	$15.48
Common shares outstanding (in millions)
End of period	1,492	1,502
Weighted average - basic	1,492	1,511
Weighted average - diluted	1,503	1,525

[1] Return on common shareholders' equity is net income available to common shareholders divided by average common shareholders'
equity excluding accumulated other comprehensive income on AFS securities and cash flow hedges.

Manulife Financial Corporation – 2008 Q3 Report

MESSAGE TO SHAREHOLDERS

Manulife Financial Corporation’s third quarter shareholders’ net income was $510 million representing fully diluted earnings per share of $0.33.  As expected, due to the declines in equity markets and credit losses, earnings were lower than recent quarters.  This quarter’s results reflect accruals for equity related charges that will only become payable over long term periods.  Should markets improve we would report gains in respect of our equity related businesses.  Our credit charges, while elevated, follow a substantial period of excellent credit experience.  While Manulife is positioned more favourably than many of our peers, we are not immune to these historic economic shocks.

Given unprecedented market turmoil, we have taken proactive measures, including $3 billion of new financing, to enhance our capital levels to ensure that we continue to provide our customers with the security they have come to expect and, at the same time, retain the financial flexibility to weather these volatile markets and exploit opportunities as they arise.  Our pro forma Minimum Continuing Capital and Surplus Requirements (MCCSR) ratio, after reflecting the new financing, the latest capital requirements for segregated fund guarantees and market movements since September 30th, is estimated at a very robust 225 per cent, well above our target range of 180 to 200 per cent.

From an operating perspective, it was a solid performance given the environment, with many businesses delivering strong sales and earnings.  I am pleased to see the success of our leading franchises around the world and proud to know that so many customers seek shelter in the safety of our trusted name.

Premiums and deposits amounted to $16.4 billion in the third quarter of 2008, compared to $16.8 billion for the same period last year.  Excluding currency movements and a large group insurance sale in the prior year, Insurance sales were up 16 per cent while Wealth Management sales were down six per cent reflecting very unsettled markets.  Despite the challenging environment, new business embedded value generated in the quarter amounted to $540 million, compared to $514 million for the same period last year.

Total funds under management as at September 30, 2008 were $385.3 billion, $14.1 billion lower than last year.  Net policyholder cash flows of $17 billion and favourable currency movements of $19 billion were overshadowed by an approximate $52 billion decrease due to market value declines.

OPERATING HIGHLIGHTS

United States

•
John Hancock Life ranked #1 in U.S. individual insurance sales for the fourth consecutive quarter[1].  Sales in the third quarter were up seven per cent over the prior year, with significant increases in Universal Life and Term products.  The business continued to refresh its product portfolio, adding new protection products with innovative features.

•
John Hancock Variable Annuities sales were down 30 per cent over prior year, in line with industry declines, due to economic uncertainty and volatile markets.  Despite the decline, sales through Edward Jones continue to be strong, up 15 per cent over the prior quarter.

•
John Hancock Long Term Care reported a sales increase of nine per cent over the prior year, driven by very strong Group sales resulting from additions of new groups as well as higher penetration in existing groups. Leading Edge contributed 21 per cent of total Retail sales, up from 12 per cent in the prior year, reflecting continued success of the simpler, more economically priced product.

•
John Hancock Retirement Plan Services remains the #1 seller of small case plans in the ‘under 500 lives’ segment[1].  Sales in the third quarter were up 16 per cent over the same quarter of last year, driven by strong transfer volume growth, despite year-over-year equity market declines.

_________________________

1 Based on the most recently available industry data per LIMRA International’s sales survey results for respective categories.

Manulife Financial Corporation – 2008 Q3 Report

•
John Hancock Mutual Funds experienced another strong quarter of sales, up 13 per cent over the third quarter of 2007.  The addition of mutual fund products to several investment platforms, new business partners and a more tenured sales force continued to drive the momentum in sales.

•
John Hancock Fixed Products sales for the third quarter were up 80 per cent over the prior year, as equity market volatility and an upward sloping yield curve drove an increase in sales in both Fixed Deferred Annuities and Payout Annuities.

Canada

•
Individual Insurance ranked #2 in life sales in Canada[2] for the first six months of 2008 with 20 per cent market share, up from 17.5 per cent in 2007. Sales momentum continued in the third quarter, with a ten per cent increase over the prior year, driven by sales growth in Universal Life and Term products.

•
Individual Wealth Management’s strong sales momentum continued, with segregated fund sales of $1 billion in the quarter, up 32 per cent from a year ago.  Growth was driven by GIF Select/IncomePlus, where deposits to date have surpassed $6 billion, less than 2 years from the product’s introduction.

•
Manulife Bank had another record lending quarter with new loan volumes exceeding $1.3 billion, up 39 per cent from a year ago, driven by continued success of ManulifeOne.  The credit quality of this portfolio continues to be excellent.

•
Individual Wealth Management launched its online Retirement Solutions Centre, which provides tools to help financial advisors learn more about how product allocation can help their clients better plan and protect their retirement income.  Advisors will gain access to timely information and training materials to help their clients prepare for retirement, as well as Canada’s first retirement income analysis tool based on Product Allocation for Retirement Income (PrARI™) algorithmic methods, developed in partnership with Dr. Moshe Milevsky and QWeMA Group.

•
Group Benefits signed an agreement with Investors Group Insurance Services Inc. giving their sales force of more than 4,200 advisors access to sell Manulife group products for small to mid-sized businesses effective November 1st, expanding and diversifying the business’ market presence across Canada.

Asia and Japan

•
Japan reported very strong insurance sales growth, with third quarter sales up 160 per cent over the same quarter of the prior year.  Insurance sales continue to be driven by the recently launched corporate owned medical and life insurance product, term insurance, and continued traction gained in the newly established MGA channel.

•
Hong Kong individual insurance sales for the quarter were up 10 per cent, driven by the launch of new products earlier in the year and by the distribution networks focus on insurance versus wealth products.  The business continued to innovate, launching a new medical insurance solution in the quarter.

•
Other Asia Territories insurance sales for the quarter were up three per cent over the third quarter of 2007, driven by strong bancassurance and agency sales in Singapore and a growing distribution base in China.

•
Taiwan announced the acquisition of Fuhwa Securities Investment Trust.  The acquisition significantly strengthens Manulife’s wealth platform in Taiwan by adding several new retail funds, diversifying product distribution through 20 new bank and security firms, and increasing assets under management.

•
Manulife Financial continued to expand its operations in China and in the third quarter received four new licenses, bringing the total number of licenses to 35, the most of any foreign life insurance company in China.

2 Based on the most recently available industry data per LIMRA International’s sales survey results for respective categories.

Manulife Financial Corporation – 2008 Q3 Report

Corporate

•
Manulife has executed a binding credit agreement with the six largest Canadian banks to provide a 5-year term loan of $3 billion.  The loan will be fully drawn down by November 20, 2008, and will be deployed, as necessary, to provide additional regulatory capital for our operating subsidiaries.  This transaction will serve to enhance our overall capital position.

•
The Board of Directors approved a quarterly shareholders’ dividend of $0.26 per share on the common shares of the Company, payable on and after December 19, 2008 to shareholders of record at the close of business on November 18, 2008.

•	Gail Cook-Bennett assumed the role of Chair of Manulife’s Board of Directors effective October 2, 2008 and Arthur Sawchuk, outgoing Chair, retired.

In summary, this quarter’s financial results have been adversely affected by the volatility of equity markets; however, our global franchises remain strong and we are well positioned to compete for increased market share.  Our balance sheet is strong and our asset quality is excellent.  As new opportunities arise, we are well positioned to consider them with prudence and diligence.

Dominic D’Alessandro
President and Chief Executive Officer

Manulife Financial Corporation – 2008 Q3 Report

KEY PERFORMANCE MEASURES

Shareholders' Net Income
(Canadian $ in millions, unaudited)

1,400
1,200
1,000
800
600
400
200
0
1,070
1,144
869
1,008
510
Q3
Q4
Q1
Q2
Q3

Diluted Earnings per Common Share
(Canadian $, unaudited)

1.00
0.80
0.60
0.40
0.20
-
0.70
0.75
0.57
0.66
0.33
Q3
Q4
Q1
Q2
Q3

Return on Common Shareholders' Equity*
(annualized %, unaudited)

24.0%
20.0%
16.0%
12.0%
8.0%
4.0%
0.0%
18.9%
20.5%
15.1%
17.0%
8.2%
Q3
Q4
Q1
Q2
Q3

Premiums and Deposits
(Canadian $ in billions, unaudited)

20
16
12
8
4
0
16.8
17.4
17.8
17.3
16.4
Q3
Q4
Q1
Q2
Q3

** Excludes Accumulated Other Comprehensive Income related to available-for-sale securities and cash flow hedges.*

Funds Under Management
(Canadian $ in billions, unaudited)

500
400
300
200
100
0
399.4
396.3
400.1
400.3
385.3
Q3
Q4
Q1
Q2
Q3

Capital
(Canadian $ in billions, unaudited)

35
30
25
20
15
10
5
0
27.3
27.5
28.4
28.3
29.0
Q3
Q4
Q1
Q2
Q3

2008
2007

Manulife Financial Corporation – 2008 Q3 Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHTS

(unaudited)

	Quarterly Results
	3Q08	2Q08	3Q07
Shareholders’ Net Income (C$ millions)	510	1,008	1,070
Diluted Earnings per Common Share (C$)	0.33	0.66	0.70
Return on Common Shareholders’ Equity (%, annualized)	8.2	17.0	18.9
Premiums & Deposits (C$ millions)	16,444	17,262	16,797
Funds under Management (C$ billions)	385.3	400.3	399.4
Capital (C$ billions)	29.0	28.3	27.3

Net Income

Shareholders’ net income for the third quarter of 2008 was $510 million, down $560 million from the $1,070 million reported a year earlier.  Market turmoil including unprecedented equity market volatility and financial sector credit related defaults reduced earnings, compared to a year ago, by approximately $872 million.  Partially offsetting these investment losses were investment related gains in the current quarter arising from supporting our long-term insurance obligations with more non fixed income assets, adding longer duration fixed income assets and the favourable impact of widening spreads and steepening interest rates.  These investment gains exceeded prior year gains that were related to private equity and real estate investments.  Net changes in actuarial assumptions decreased earnings in the current quarter by $7 million pre tax or $27 million post tax compared to a decrease of $36 million, post tax, a year ago.  In light of the increased equity market volatility, the Company increased the provision for adverse deviations (provisions in excess of the best estimate actuarial liability) on segregated fund guarantee reserves to the high end of the range permitted by professional actuarial standards, resulting in a post tax strengthening of policy liabilities of $641 million.  As well, the provision for adverse deviation for interest rate risk was reduced by $578 million, post tax, reflecting lower net re-investment margins required in the current interest environment.  Other smaller basis changes in the quarter netted to a $36 million post tax reduction in policy liabilities.  Year-to-date shareholders’ net income was $2,387 million compared to $3,158 million in 2007.

The $872 million year over year market related decrease includes current quarter equity market related charges of $574 million and credit losses of $253 million versus net gains of $45 million in the prior year.  Equity market charges relate to segregated fund and variable annuity guarantees and fee income ($318 million), equity investments supporting our non-experience adjusted policy liabilities ($154 million), reduced capitalized future fee income on equity-linked and variable universal life products ($86 million) and impairments on our equity positions in the Corporate and Other segment ($16 million).  These losses are mostly non cash charges on long dated obligations.  Credit losses, reported in the Shareholders’ account, for the quarter include losses with respect to Lehman Brothers ($156 million), AIG ($32 million), Washington Mutual ($4 million) and reserve strengthening on credit downgrades ($44 million).  Partially offsetting the non fixed income charges above, the Company recognized gains of $318 million related to other non fixed income investments.  These gains include the impact on actuarial liabilities of supporting the long duration portion of long-term obligation with additional non fixed income investments.

Diluted Earnings per Share and Return on Common Shareholders’ Equity

Third quarter diluted earnings per common share was $0.33, down 53 per cent from $0.70 in 2007.  Return on common shareholders’ equity was 8.2 per cent for the three months ended September 30, 2008, a decrease of 1,070 basis points from 18.9 per cent for the three months ended September 30, 2007.  Return on common shareholders’ equity is calculated excluding Accumulated Other Comprehensive Income on available-for-sale securities and cash flow hedges. (See page 11 for discussion of non-GAAP measures).

Manulife Financial Corporation – 2008 Q3 Report

Premiums and Deposits
On a constant currency basis, premiums and deposits decreased by two per cent due to lower deposits in the John Hancock Variable Annuity, Japan Variable Annuity, Hong Kong Wealth Management and Indonesia Mutual Funds businesses as customers shied away from volatile equity markets.  These declines were partially offset by higher sales across our insurance businesses, Canadian Individual Wealth Management and John Hancock Fixed Products.  Premiums and deposits as reported in Canadian dollars for the quarter were $16.4 billion, a decrease of two per cent from $16.8 billion reported a year earlier.

Funds under Management

On a constant currency basis, funds under management declined by eight per cent from last year, as business growth was more than offset by the effects of declining equity markets and scheduled maturities of John Hancock Fixed institutional products.  At current exchange rates, funds under management were $385.3 billion as at September 30, 2008, $14.1 billion or four per cent lower than 2007.

Capital

Total capital was $29.0 billion as at September 30, 2008, $1.7 billion higher than $27.3 billion as at September 30, 2007.  Increases in capital from 12 months of earnings, the weakened Canadian dollar and amendments to the terms of a $550 million senior note were partially offset by unrealized losses on available-for-sale assets, $530 million of share buy backs and $1,497 million of dividends over the last 12 months.

The Company monitors and manages its consolidated capital in compliance with the Office of the Superintendent of Financial Institutions (“OSFI”) Guideline A2 - Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, issued July 5, 2005. Consolidated available capital is measured against the risk capital metric contained in the guideline and against internally established risk capital metrics which are generally more stringent than OSFI requirements.  Regulatory capital adequacy is primarily managed at the insurance operating company level, rather than at the level of the ultimate holding company.

Our principal Canadian operating company, The Manufacturers Life Insurance Company (“MLI”), is regulated by OSFI and is subject to OSFI’s Minimum Continuing Capital and Surplus Requirements (“MCCSR”).  MLI’s MCCSR ratio as at September 30, 2008 remains strong at 193 per cent, a decrease of seven points from the 200 per cent as at June 30, 2008.  The decrease is due to the impact of the market declines on required capital levels for segregated fund and variable annuity guarantees.  The Company took actions to increase the regulatory capital position of MLI by internally redeploying excess capital resources and this included making changes to the terms of the $550 million senior note payable to Manulife Finance (Delaware) LLC due December 15, 2016.  Under the new terms, the senior note became a subordinated note and the interest rate on the note was increased to 90-day Bankers Acceptance plus 0.552%.

On October 28, 2008, OSFI announced revisions to the MCCSR guidelines pertaining to the calculation of required capital on segregated fund guarantees.  The previous capital rules were based on a single confidence level, regardless of the date on which an insurer was expected to make payments. The revised capital rules, effective October 1, 2008, increase capital required for short-term obligations and reduce capital required to support distant payment obligations.

On November 6, 2008, the Company announced that it had executed a binding credit agreement with the six largest Canadian banks to provide a five year term loan of $3 billion. The loan will be fully drawn down by November 20, 2008 and will be deployed, as necessary, to provide additional regulatory capital for our operating subsidiaries. The loan bears interest at floating rates and is repayable by MFC at any time without penalty or make whole provisions. The credit agreement includes financial covenants and other positive and negative covenants which are usual for a transaction of this nature.

MLI’s pro forma MCCSR after reflecting the new financing, the latest capital requirements for segregated fund guarantees, and market movements since September 30th is estimated at a very robust 225 per cent, which is well above our target range of 180 to 200 per cent.

Manulife Financial Corporation – 2008 Q3 Report

On December 1, 2008, U.S. $500 million of 5.625% senior notes will mature.  These senior notes represent less than two per cent of total debt and equity as at September 30, 2008 and do not qualify as regulatory capital.

PERFORMANCE BY DIVISION

Effective January 1, 2008 we changed our approach for allocating investment gains and losses to be more aligned with how we manage the assets and related risk positions.  Investment gains and losses are now accumulated in two pools – insurance and wealth management, and then allocated to the business units based on their respective policy liabilities.  Prior to 2008, gains and losses were reported in the business units where the specific assets giving rise to the gains and losses were located, and credit gains and losses were reported in the Corporate and Other segment.  Investment gains and losses related to product features, such as segregated fund guarantees and future fees assumed in variable universal life and equity-linked policy liabilities, as well as investment gains and losses on full pass through products, such as par insurance, are not included in the pools.  Prior periods have been restated to conform to this new presentation.

U.S. Insurance

	Quarterly Results
Canadian dollars	3Q08	2Q08	3Q07
Shareholders’ Net Income (millions)	311	223	209
Premiums & Deposits (millions)	1,842	1,647	1,605
Funds under Management (billions)	59.9	58.5	56.3

	Quarterly Results
U.S. dollars	3Q08	2Q08	3Q07
Shareholders’ Net Income (millions)	298	221	200
Premiums & Deposits (millions)	1,769	1,630	1,536
Funds under Management (billions)	56.5	57.4	56.5

Earnings for the third quarter of 2008 were U.S. $298 million, up 49 per cent from U.S. $200 million reported a year earlier. The increase arose from solid in-force business growth,  improved claims experience and favourable pooled investment results, partially offset by the impact of lower equity markets on assumed future universal life fees and by higher new business strain.  On a Canadian dollar basis, earnings for the third quarter were $311 million, up $102 million from $209 million reported a year earlier. Year-to-date earnings were $743 million compared to $587 million in 2007.

Premiums and deposits for the quarter were U.S. $1.8 billion, up 15 per cent from U.S. $1.5 billion reported in the same quarter of 2007. The increase was driven by strong sales in John Hancock Life and in-force business growth and the transfer in of a large group case in John Hancock Long Term Care. On a Canadian dollar basis, premiums and deposits for the quarter were $1.8 billion, up 15 per cent from $1.6 billion reported in the third quarter of 2007.

On a U.S. dollar basis, funds under management for the quarter were $56.5 billion, unchanged from the third quarter of 2007. Business growth in both Life and Long Term Care was offset by the effect of unfavourable equity market performance over the last twelve months on Life’s segregated funds. Funds under management on a Canadian dollar basis increased by six per cent, or $3.6 billion, to $59.9 billion as at September 30, 2008 reflecting the favourable impact of the currency fluctuations.

Manulife Financial Corporation – 2008 Q3 Report

U.S. Wealth Management
	Quarterly Results
Canadian dollars	3Q08	2Q08	3Q07
Shareholders’ Net Income (millions)	13	271	281
Premiums & Deposits (millions)	8,367	8,648	8,494
Funds under Management (billions)	164.1	172.7	181.3

	Quarterly Results
U.S. dollars	3Q08	2Q08	3Q07
Shareholders’ Net Income (millions)	13	268	270
Premiums & Deposits (millions)	8,037	8,561	8,125
Funds under Management (billions)	154.9	169.5	181.9

Earnings for the third quarter of 2008 were U.S. $13 million, down $257 million from U.S. $270 million reported a year earlier.  Earnings decreased due to the impact of lower equity markets on segregated fund guarantee reserves and fee income as well as unfavourable pooled investment results.  Tax benefits of U.S. $31 million were recognized in the quarter as a result of the successful outcome of certain tax appeals.   On a Canadian dollar basis, earnings for the third quarter were $13 million, down $268 million from $281 million reported a year earlier.  Year-to-date earnings were $433 million compared to $873 million in 2007.

Premiums and deposits for the quarter were U.S. $8.0 billion, down one per cent from U.S. $8.1 billion reported in the third quarter of 2007.  Lower sales in John Hancock Variable Annuities due to volatile equity markets was mostly offset by strong sales of fixed deferred and payout annuities in John Hancock Fixed Products, growth in transfer volumes and higher recurring deposits from an increasing participant base in John Hancock Retirement Plan Services and 13 per cent sales growth in John Hancock Mutual Funds due to expanded distribution.  On a Canadian dollar basis, premiums and deposits for the quarter were $8.4 billion, down one per cent from $8.5 billion reported in the third quarter of 2007.

On a U.S. dollar basis, funds under management decreased by 15 per cent, or U.S. $27.0 billion, to U.S. $154.9 billion as at September 30, 2008.  The decline was due to both the cumulative effect of unfavourable equity markets on segregated and mutual fund assets and scheduled maturities in Fixed Products over the last twelve months, partially offset by business growth.  Funds under management on a Canadian dollar basis decreased by nine per cent, or $17.2 billion, to $164.1 billion as at September 30, 2008.

Canadian Division

	Quarterly Results
Canadian dollars	3Q08	2Q08	3Q07
Shareholders’ Net Income (millions)	113	302	288
Premiums & Deposits (millions)	3,794	4,090	3,347
Funds under Management (billions)	84.2	87.6	83.6

Canadian Division’s shareholders’ net income for the third quarter of 2008 was $113 million, $175 million less than the $288 million reported a year earlier, reflecting the impact of equity market declines on actuarial liabilities held for segregated fund guarantees and less favourable pooled investment results.  Year-to-date shareholders’ net income was $669 million compared to $823 million in 2007.

Premiums and deposits for the quarter of $3.8 billion increased 13 per cent from the same quarter in 2007.  Segregated fund deposits rose 27 per cent led by the continued sales success of our guaranteed withdrawal benefit product, IncomePlus. General fund premiums increased by 10 per cent due to strong growth in insurance sales and Individual Wealth Management’s fixed rate products.

Funds under management of $84.2 billion as at September 30, 2008 were one per cent higher than a year ago.  Manulife Bank’s funds under management increased by over $2 billion or 26 per cent, reflecting continued growth in Manulife One mortgage lending assets. This growth was partially offset by segregated funds, where significant deterioration in equity markets outweighed the increase from positive net sales.

Manulife Financial Corporation – 2008 Q3 Report

Asia and Japan Division

	Quarterly Results
Canadian dollars	3Q08	2Q08	3Q07
Shareholders’ Net Income (millions)	216	215	227
Premiums & Deposits (millions)	2,169	2,590	3,102
Funds under Management (billions)	42.6	43.7	41.6

	Quarterly Results
U.S. dollars	3Q08	2Q08	3Q07
Shareholders’ Net Income (millions)	208	212	216
Premiums & Deposits (millions)	2,084	2,565	2,965
Funds under Management (billions)	40.2	42.9	41.7

Asia and Japan Division’s shareholders’ net income for the third quarter of 2008 was U.S. $208 million, down U.S. $8 million from U.S. $216 million reported a year earlier. The increase in earnings from in-force business growth and increased insurance sales was more than offset by lower fee income and higher segregated fund guarantee costs due to the sharp decline in the equity markets.  On a Canadian dollar basis, net income for the third quarter was $216 million, down $11 million from $227 million reported a year earlier. Year-to-date shareholders’ net income was $617 million compared to $646 million in 2007.

Premiums and deposits for the quarter were U.S. $2.1 billion, down 30 per cent from U.S. $3.0 billion reported in the third quarter of 2007.  The 15 per cent growth in insurance premiums generated by in-force business growth and new product launches was more than offset by the decline in wealth management deposits due to volatile equity markets.  On a Canadian dollar basis, premiums and deposits for the quarter were $2.2 billion, down 30 per cent from $3.1 billion reported in the third quarter of 2007.

On a U.S. dollar basis, funds under management declined by four per cent, or U.S. $1.5 billion, to U.S. $40.2 billion as at September 30, 2008. Net policyholder cash inflows of U.S. $6.2 billion were more than offset by the negative impact of declining equity markets in the past twelve months. Funds under management on a Canadian dollar basis increased by three per cent, or $1.0 billion, to $42.6 billion as at September 30, 2008.

Reinsurance Division

	Quarterly Results
Canadian dollars	3Q08	2Q08	3Q07
Shareholders’ Net Income (millions)	49	46	44
Premiums (millions)	272	287	249

	Quarterly Results
U.S. dollars	3Q08	2Q08	3Q07
Shareholders’ Net Income (millions)	47	45	42
Premiums (millions)	261	284	238

Earnings for the third quarter of 2008 were U.S. $47 million, up U.S. $5 million from U.S. $42 million reported a year earlier.  The increase arose from favourable pooled investment experience and lower Property and Casualty claims costs partially offset by higher Life Reinsurance claims costs and segregated fund guarantee charges.  On a Canadian dollar basis, earnings for the third quarter were $49 million, up $5 million from $44 million reported a year earlier.  Year-to-date earnings were $168 million compared to $181 million in 2007.

Premiums for the quarter were U.S. $261 million, up ten per cent from U.S. $238 million reported in the same quarter last year mainly due to growth in Life Reinsurance premiums resulting from aging of the block and smaller experience refunds in 2008.  On a Canadian dollar basis, premiums for the quarter were $272 million, up nine per cent from $249 million reported in the third quarter of 2007.

Manulife Financial Corporation – 2008 Q3 Report

Corporate and Other

	Quarterly Results
Canadian dollars	3Q08	2Q08	3Q07
Shareholders’ Net Income (Loss) (millions)	(192)	(49)	21
Funds under Management (billions)	31.8	35.3	34.0

Corporate and Other comprises the Investment Division’s external asset management business, earnings on residual capital (assets backing capital, net of amount allocated to operating divisions), changes in actuarial methods and assumptions, the variable annuity hedging program,  the John Hancock Accident and Health operation, which consists primarily of contracts in dispute, and other non operating events.

Corporate and Other recorded a loss of $192 million for the third quarter of 2008 compared to income of $21 million reported a year earlier.  Approximately half of the $213 million decline is due to securities classified as available-for-sale, where realized gains and credit experience increased earnings by $64 million in 2007 compared to a loss of $38 million this year.  The other half is due to unrealized losses on a fixed income asset classified as trading, costs of the variable annuity hedging program and claims gains reported in 2007 on the John Hancock Accident and Health operations that did not recur this quarter.  Partially offsetting these declines was $20 million recognized in the quarter as a result of the successful outcome of certain U.S. tax appeals.  The year-to-date result is a loss of $243 million compared to net income of $48 million in 2007.

Funds under management, which include externally managed assets and assets backing the Company’s capital, declined by seven per cent, or $2.2 billion, to $31.8 billion at September 30, 2008.  The $1.3 billion of net new deposits in the Investment Division’s externally managed funds and a weaker Canadian dollar was more than offset by the impact of equity market declines and higher credit spreads.

Contingencies

Certain elements of the Company’s tax positions are contingent upon the final resolution of tax authority audits or on the substantial enactment of tax regulations which have currently only been issued in draft. There are three significant tax related contingencies as at September 30, 2008.

The Canadian tax authorities have released draft tax regulations changing the treatment of unrealized gains and losses and the deductibility of certain actuarial reserves.   If the changes are enacted as announced, the Company will record an increase to net income of an estimated $169 million.

In the United States, audits concluded by the tax authorities are at various stages of the appeals process.  During the quarter, one of the major items under appeal was successfully concluded and a benefit of U.S. $52 million was recorded. Should the Company be successful in the remaining proceedings, further benefits of an estimated U.S. $55 million will accrue.

The Company is an investor in leveraged leases and in prior years established provisions in the amount of U.S. $178 million after tax for possible disallowance of the tax treatment and for interest on past due taxes.  In the second quarter, we increased this provision by U.S. $33 million after tax.  We continue to believe that deductions originally claimed in relation to these arrangements are appropriate. Although not expected to occur, should the tax attributes of our leveraged leases be fully denied, the maximum after tax exposure including interest would be an additional estimated U.S. $387 million as at September 30, 2008.

Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  Non-GAAP measures include return on common shareholders’ equity, premiums and deposits, funds under management, constant currency and new business embedded value. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers.

Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income.  The 2007 implementation of

Manulife Financial Corporation – 2008 Q3 Report

Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855 resulted in certain unrealized gains and losses, which do not have an impact on reported income for the period, being reflected in a new component of shareholders’ equity called Accumulated Other Comprehensive Income.  Accordingly, the Company calculates return on equity using average common shareholders’ equity excluding Accumulated Other Comprehensive Income on available-for-sale securities and cash flow hedges.

Risk Management

The key risks affecting the Company fall into the following broad risk categories: strategic risk, market risk (which includes market price risk, interest rate risk and foreign exchange risk), liquidity risk, credit risk, insurance risk and operational risk.  Our objectives, policies and processes for managing risk and the methods used to measure risk have not changed materially from those stated on pages 21 to 30 of our 2007 Annual Report; however sensitivity to certain risks will change during the year as a result of movements in capital and equity markets.

Variable Annuity and Segregated Fund Guarantees

In the late stages of the third quarter, volatility in the global equity markets increased dramatically and market values decreased significantly resulting in material changes to our exposures arising from variable annuity and segregated fund benefit guarantees, as outlined on page 26 of the Annual Report.  Although these guaranteed benefits cannot be monetized currently and the bulk of these payments would be expected to occur between the next seven to thirty years, the accounting valuation of the guarantees is extremely sensitive to short-term changes in market levels.

Update to Table 3 on Page 26 of Annual Report

As at	September 30, 2008			December 31, 2007
(C$ millions)	Fund value(2)	Amount at risk(2)	Expected guarantee cost(3)	Fund value(2)	Amount at risk(2)	Expected guarantee cost(3)
Maturity/income/withdrawal benefits	62,865	9,458		60,737	863
Death benefits(1)	9,873	3,397		11,063	1,230
Total	72,738	12,855	(1,506)	71,800	2,093	(2,268)

(1)	Death benefits include stand-alone guarantees and guarantees in excess of maturity or income guarantees where both are provided on a policy.

(2)
Amount at risk is the excess of guaranteed values over fund values on all policies where the guaranteed value exceeds the fund value. Fund value and amount at risk are net of amounts reinsured.  This amount is not currently payable.

(3)	Expected guarantee cost is net of reinsurance and fee income allocated to support the guarantees.

The potential impact on shareholders’ economic value, arising from variable products and mutual funds, as well as institutional asset management operations, of an immediate ten per cent decline in market value of equity funds was $871 million at September 30, 2008 ($749 million as at December 31, 2007).

The potential impact on shareholders’ net income arising from variable products and general fund assets supporting policy liabilities, of an immediate ten per cent decline in equity market values was $840 million at September 30, 2008 ($352 million at December 31, 2007), assuming no release of the additional margins established in the third quarter of 2008 which increased the actuarial liability for segregated fund guarantee reserves to the high end of the range permitted by professional actuarial standards.

Credit and liquidity risk

The Company’s prudent investment approach – avoiding complexity, setting limits, diversifying, and applying conservative judgment to our credit decisions – has limited exposure to the highly risky and problematic financial instruments that have adversely affected other financial institutions.  Credit losses and impairments this quarter were largely due to write downs on Lehman Brothers, AIG, Washington Mutual and credit rating downgrades on bonds which support our policy liabilities.

Manulife Financial Corporation – 2008 Q3 Report

Selected exposures at September 30, 2008
(C$ millions)	Asset Values			Pre-tax impairment amount charged to:
	Par value	Value before impairment	Value after impairment	Participating policyholders’ account	Shareholders’ account
Lehman Brothers
Bonds	407	401	61	110	230
Derivatives	n/a	12	2	-	10
AIG - Bonds
Parent Holding Company	40	40	12	9	19
Subsidiary Holding Company	57	57	26	1	30
Subsidiary Operating Company	167	168	168	-	-
Washington Mutual
Bonds	15	14	-	8	6
Other	12	9	9	-	-

Transactions with Related Parties

In its capacities as an investor and as an investment manager, the Company has relationships with various types of entities, some of which are variable interest entities (“VIEs”).  Note 18 of the annual consolidated financial statements on pages 84 to 87 of our 2007 Annual Report describes the entities with which the Company has significant relationships.  There were no significant changes to these relationships during the nine months ended September 30, 2008.

Critical Accounting and Actuarial Policies

Our significant accounting policies are described in note 1 of the annual consolidated financial statements on pages 55 to 59 of our 2007 Annual Report. Certain of these policies are recognized as critical as they determine the accounting in core areas of the business, require the use of estimates and assumptions about matters that are inherently uncertain and because actual results could differ from those estimates. Significant estimation processes relate to the determination of policy liabilities, evaluation of invested asset impairment, assessment of variable interest entities, determination of pension and other post-employment obligations and expenses, income taxes and valuation of goodwill and intangible assets as described in pages 34 to 39 of our 2007 Annual Report. In addition, in the determination of the fair values of financial instruments, where observable market data is not available, management applies judgment in the selection of valuation models.

During the quarter, net changes in actuarial assumptions increased policy liabilities by $7 million and decreased earnings by $27 million.  In light of the increased equity market volatility, the Company increased the provision for adverse deviations (provisions in excess of the best estimate actuarial liability) on segregated fund guarantee reserves by $944 million, to the high end of the range permitted by professional actuarial standards.  Changes to the provision for adverse deviation for interest rate risk decreased policy liabilities by $891 million, reflecting lower net re-investment margins required in the current interest environment.  Other smaller basis changes in the quarter netted to a decrease in policy liabilities of $46 million.

Accounting Changes

There have not been any significant changes to our accounting policies in 2008.

Effective January 1, 2008, we adopted CICA Handbook Section 3862, “Financial Instruments – Disclosures”, and 3863, “Financial Instruments – Presentation”.  Section 3862 requires additional disclosures of the nature and extent of risks arising from financial instruments, including the objectives, policies, processes and methods used to measure and manage key risks. Section 3863 carries forward unchanged the presentation requirements of Section 3861.

Manulife Financial Corporation – 2008 Q3 Report

Changes in Internal Control over Financial Reporting
During the nine months ended September 30, 2008, there have been no changes to our policies, processes or controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Quarterly Financial Information (unaudited)

The following table provides summary information related to our eight most recently completed quarters:

As at and for the three months ended (Canadian $ in millions, except per share amounts)	Sept. 30, 2008	June 30, 2008	Mar. 31, 2008	Dec. 31, 2007	Sept. 30, 2007	June 30, 2007	Mar. 31, 2007	Dec. 31, 2006
Revenue
Premium income
Life and health insurance	4,017	3,865	3,679	3,795	3,637	3,692	3,674	3,993
Annuities and pensions	1,841	1,507	1,321	1,504	1,245	1,140	1,057	1,087
Total premium income	5,858	5,372	5,000	5,299	4,882	4,832	4,731	5,080
Investment income	1,750	2,230	2,328	2,412	2,283	2,408	2,420	2,709
Realized and unrealized (losses) gains on assets supporting policy liabilities and consumer notes (1)	(3,150)	(1,462)	(703)	1,163	834	(1,308)	129	154
Other revenue	1,369	1,418	1,343	1,404	1,371	1,367	1,354	1,258
Total revenue	5,827	7,558	7,968	10,278	9,370	7,299	8,634	9,201
Income before income taxes	677	1,345	1,151	1,358	1,466	1,440	1,342	1,440
Income taxes	(170)	(347)	(290)	(284)	(397)	(341)	(355)	(332)
Net income	507	998	861	1,074	1,069	1,099	987	1,108
Net income available to shareholders	510	1,008	869	1,144	1,070	1,102	986	1,100

Basic earnings per common share	0.34	0.67	0.57	0.76	0.70	0.72	0.63	0.71
Diluted earnings per common share	0.33	0.66	0.57	0.75	0.70	0.71	0.63	0.70
Segregated funds deposits	7,689	8,472	9,197	9,043	8,888	8,545	10,751	7,879
Total assets	181,914	180,071	182,153	176,458	175,232	179,307	191,079	186,316
Segregated funds net assets	166,098	176,395	175,248	175,544	175,094	177,509	179,441	172,937

Weighted average common shares (in millions)	1,492	1,497	1,498	1,502	1,511	1,532	1,546	1,545
Diluted weighted average common shares (in millions)	1,503	1,508	1,509	1,515	1,525	1,546	1,562	1,561
Dividends per common share	0.26	0.24	0.24	0.24	0.22	0.22	0.20	0.20
CDN$ to $1U.S. – Balance Sheet	1.0599	1.0186	1.0279	0.9881	0.9963	1.0634	1.1529	1.1635
CDN$ to $1U.S. – Statement of Operations	1.041133	1.010058	1.004225	0.981039	1.04548	1.097481	1.171636	1.138815

(1)
For fixed income assets supporting policy liabilities and for equities supporting pass through products, the impact of realized and unrealized (losses) gains on the assets is largely offset in the change in actuarial liabilities.

Manulife Financial Corporation – 2008 Q3 Report

Quarterly Dividend

Our Board of Directors approved a quarterly shareholders’ dividend of $0.26 per share on the common shares of MFC, payable on or after December 19, 2008 to shareholders of record at the close of business on November 18, 2008.

The Board also declared dividends on the following Non-cumulative Class A Shares, payable on or after December 19, 2008 to shareholders of record at the close of business on November 18, 2008.

•	Series 1 – $0.25625 per share
•	Series 2 – $0.29063 per share
•	Series 3 – $0.28125 per share

Outstanding Shares

As at November 5, 2008, MFC had 1,493 million common shares outstanding and 14 million Class A Shares, Series 1.  On or after December 19, 2015, the Class A Shares, Series 1 will be convertible at the option of the holder into MFC common shares, the amount of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.

This Management’s Discussion and Analysis (“MD & A”) should be read in conjunction with the unaudited interim summary consolidated financial statements of the Company as at and for the three months and nine months ended September 30, 2008 and 2007 and the MD & A and audited consolidated financial statements contained in Manulife’s 2007 Annual Report.  This MD & A is dated November 5, 2008.

Caution Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to:  general business and economic conditions including but not limited to performance of equity markets, interest rate fluctuations, investment losses and defaults, movements in credit spreads, market liquidity and creditworthiness of guarantors and counterparties, level of competition and consolidation, changes in laws and regulations, currency rates and Company liquidity, accuracy of information received from counterparties and the ability of counterparties to meet their obligations, accuracy of accounting policies and actuarial methods used by the Company, ability to maintain the Company’s reputation, legal and regulatory proceedings, the disruption of or changes to key elements of the Company’s or to public infrastructure systems, the ability to attract and retain key executives, environmental concerns, the ability to complete acquisitions and execute strategic plans, and the ability to adapt products and services to the changing market.  Additional information about material factors that could cause actual result to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent Annual Report, and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements.

Manulife Financial Corporation – 2008 Q3 Report

Consolidated Balance Sheets

As at	September 30,	December 31,	September 30,
(Canadian $ in millions, unaudited)	2008	2007	2007
Assets
Invested assets (note 4)
Cash and short-term securities	$11,626	$12,354	$9,917
Securities
Bonds	72,101	72,831	73,008
Stocks	9,526	11,134	11,812
Loans
Mortgages	28,948	26,061	25,589
Private placements	23,489	21,591	21,877
Policy loans	6,408	5,823	5,770
Bank loans	2,285	2,182	2,160
Real estate	6,427	5,727	5,660
Other investments	4,353	3,597	3,377
Total invested assets	$165,163	$161,300	$159,170
Other assets
Accrued investment income	$1,590	$1,414	$1,567
Outstanding premiums	763	672	608
Goodwill	7,078	6,721	6,769
Intangible assets	1,645	1,573	1,602
Derivatives (note 5)	2,379	2,129	2,038
Miscellaneous	3,296	2,649	3,478
Total other assets	$16,751	$15,158	$16,062
Total assets	$181,914	$176,458	$175,232
Segregated funds net assets	$166,098	$175,544	$175,094

Liabilities and Equity
Policy liabilities	$126,471	$124,422	$123,856
Deferred realized net gains	106	107	110
Bank deposits	11,030	10,008	8,901
Consumer notes	1,690	2,085	2,209
Long-term debt (note 8)	2,247	1,820	1,829
Future income tax liability, net	3,085	2,839	2,806
Derivatives (note 5)	2,264	1,866	1,728
Other liabilities	6,091	5,820	6,525
	$152,984	$148,967	$147,964
Liabilities for preferred shares and capital instruments (note 9)	3,578	3,010	3,014
Non-controlling interest in subsidiaries	167	146	202
Equity
Participating policyholders' equity	61	82	152
Shareholders' equity
Preferred shares	638	638	638
Common shares (note 10)	13,943	14,000	14,004
Contributed surplus	156	140	133
Retained earnings	15,345	14,388	13,710
Accumulated other comprehensive income (loss)
on available-for-sale securities	3	1,327	1,540
on cash flow hedges	(90)	(36)	10
on translation of net foreign operations	(4,871)	(6,204)	(6,135)
Total equity	$25,185	$24,335	$24,052
Total liabilities and equity	$181,914	$176,458	$175,232
Segregated funds net liabilities	$166,098	$175,544	$175,094

The accompanying notes to these consolidated financial statements are an integral part of these statements.

Dominic D’Alessandro                                                                                Gail Cook-Bennett
President and Chief Executive Officer                                                      Chair of the Board of Directors

Manulife Financial Corporation – 2008 Q3 Report

Consolidated Statements of Operations

	For the three months ended September 30,		For the nine months ended September 30,
(Canadian $ in millions except per share amounts, unaudited)	2008	2007	2008	2007
Revenue
Premium income	$5,858	$4,882	$16,230	$14,445
Investment income
Investment income	1,750	2,283	6,308	7,111
Realized and unrealized (losses) gains on assets
supporting policy liabilities and consumer notes (note 4)	(3,150)	834	(5,315)	(345)
Other revenue	1,369	1,371	4,130	4,092
Total revenue	$5,827	$9,370	$21,353	$25,303

Policy benefits and expenses
To policyholders and beneficiaries
Death, disability and other claims	$1,653	$1,430	$4,779	$4,650
Maturity and surrender benefits	1,841	2,083	5,588	6,119
Annuity payments	744	741	2,225	2,310
Policyholder dividends and experience rating refunds	392	408	1,087	1,163
Net transfers to segregated funds	377	227	1,178	535
Change in actuarial liabilities	(2,303)	565	(4,177)	(860)
General expenses	899	835	2,639	2,521
Investment expenses (note 4)	231	237	695	735
Commissions	1,008	1,021	3,139	2,902
Interest expense (note 4)	237	292	815	774
Premium taxes	68	58	202	183
Non-controlling interest in subsidiaries	3	7	10	23
Total policy benefits and expenses	$5,150	$7,904	$18,180	$21,055

Income before income taxes	$677	$1,466	$3,173	$4,248
Income taxes	(170)	(397)	(807)	(1,093)
Net income	$507	$1,069	$2,366	$3,155

Loss attributed to participating policyholders	$3	$1	$21	$3

Net income attributed to shareholders	$510	$1,070	$2,387	$3,158
Preferred share dividends	(7)	(7)	(22)	(22)
Net income available to common shareholders	$503	$1,063	$2,365	$3,136

Weighted average number of common shares
outstanding (in millions)	1,492	1,511	1,496	1,529
Weighted average number of diluted common shares
outstanding (in millions)	1,503	1,525	1,507	1,544

Basic earnings per common share	$0.34	$0.70	$1.58	$2.05
Diluted earnings per common share	$0.33	$0.70	$1.57	$2.03
Dividends per common share	$0.26	$0.22	$0.74	$0.64

The accompanying notes to these consolidated financial statements are an integral part of these statements.

Manulife Financial Corporation – 2008 Q3 Report

Consolidated Statements of Equity

For the nine months ended September 30,
(Canadian $ in millions, unaudited)	2008	2007
Participating policyholders' equity
Balance, January 1	$82	$142
Cumulative effect of adopting new accounting policy for
financial instruments, net of income taxes of $2	-	13
Loss for the period	(21)	(3)
Balance, September 30	$61	$152

Preferred shares
Balance, January 1 and September 30	$638	$638

Common shares
Balance, January 1	$14,000	$14,248
Issued on exercise of stock options and deferred share units and acquisition of a subsidiary	44	249
Purchase and cancellation (note 10)	(101)	(493)
Balance, September 30	$13,943	$14,004

Contributed surplus
Balance, January 1	$140	$125
Exercise of stock options	(6)	(19)
Stock option expense	19	16
Tax benefit of stock options exercised	3	11
Balance, September 30	$156	$133

Shareholders' retained earnings
Balance, January 1	$14,388	$13,512
Cumulative effect of adopting new accounting policies for:
Financial instruments, net of income taxes of $357	-	(176)
Leveraged leases, net of income taxes of $77	-	(157)
Net income attributed to shareholders	2,387	3,158
Preferred share dividends	(22)	(22)
Common share dividends	(1,106)	(980)
Purchase and cancellation of common shares (note 10)	(302)	(1,625)
Balance, September 30	$15,345	$13,710

Accumulated other comprehensive (loss) income ("AOCI")
Balance, January 1	$(4,913)	$(3,009)
Cumulative effect of adopting new accounting policies, net of income taxes of $526	-	1,741
Other comprehensive loss	(45)	(3,317)
Balance, September 30	$(4,958)	$(4,585)

Total of shareholders' retained earnings and AOCI, September 30	$10,387	$9,125

Total equity, September 30	$25,185	$24,052

The accompanying notes to these consolidated financial statements are an integral part of these statements.

Manulife Financial Corporation – 2008 Q3 Report

Consolidated Statements of Comprehensive Income (Loss)

	For the three months		For the nine months
	ended September 30,		ended September 30,
(Canadian $ in millions, unaudited)	2008	2007	2008	2007

Net income attributed to shareholders	$510	$1,070	$2,387	$3,158
Other comprehensive income (loss), net of taxes
Change in unrealized gains/losses on available-for-sale financial securities
Unrealized (losses) gains arising during the period	$(550)	$(69)	$(1,233)	$12
Reclassification of realized losses (gains) and impairments (recoveries) to net income	34	(65)	(91)	(233)

Changes in unrealized gains/losses on derivative investments designated as cash flow hedges
Unrealized (losses) gains arising during the period	(38)	(28)	(53)	34
Reclassification of realized (gains) losses to net income	-	(1)	-	(4)

Change in unrealized currency translation gains (losses) of self-sustaining operations
On translating financial statements	800	(1,324)	1,512	(3,350)
On hedges	(128)	87	(180)	224
Total other comprehensive income (loss)	$118	$(1,400)	$(45)	$(3,317)
Total comprehensive income (loss) attributed to shareholders	$628	$(330)	$2,342	$(159)

Income taxes included in components of Other Comprehensive Income (Loss)

	For the three months		For the nine months
	ended September 30,		ended September 30,
(Canadian $ in millions, unaudited)	2008	2007	2008	2007
Income tax (recovery) expense
Change in unrealized gains/losses on available-for-sale financial securities
Income tax (recovery) expense from unrealized gains/losses arising during the period	$(171)	$(21)	$(425)	$(10)
Income tax recovery (expense) related to reclassification of realized gains/losses and impairments/recoveries to net income	17	(28)	19	(54)

Changes in unrealized gains/losses on derivative investments designated as cash flow hedges
Income tax (recovery) expense from unrealized gains/losses arising during the period	(23)	(15)	(29)	18
Income tax (expense) recovery related to reclassification of realized gains/losses to net income	-	(1)	-	(2)

Change in unrealized currency translation gains/losses of self-sustaining operations
Income tax (recovery) expense on hedges	(63)	47	(88)	120
Total income tax (recovery) expense	$(240)	$(18)	$(523)	$72

The accompanying notes to these consolidated financial statements are an integral part of these statements.

Manulife Financial Corporation – 2008 Q3 Report

Consolidated Statements of Cash Flows

	For the three months		For the nine months
	ended September 30,		ended September 30,
(Canadian $ in millions, unaudited)	2008	2007	2008	2007
Operating activities
Net income	$507	$1,069	$2,366	$3,155
Adjustments for non-cash items in net income:
(Decrease) increase in actuarial liabilities, excluding
John Hancock Fixed Products institutional products	(1,704)	1,217	(2,616)	700
Amortization of deferred net realized gains and move to market
adjustments on real estate investments	(62)	(55)	(186)	(147)
Accretion of discount	(80)	(81)	(241)	(219)
Other amortization	72	65	203	213
Net realized and unrealized losses (gains), including impairments	3,676	(901)	5,853	172
Change in fair value of consumer notes	(14)	34	(17)	(3)
Future income tax expense	80	289	406	719
Stock option expense	5	4	19	16
Non-controlling interest in subsidiaries	3	6	10	19
Net income adjusted for non-cash items	$2,483	$1,647	$5,797	$4,625
Changes in policy related and operating receivables and payables	490	779	(597)	494
Cash provided by operating activities	$2,973	$2,426	$5,200	$5,119
Investing activities
Purchases and mortgage advances	$(12,468)	$(15,092)	$(38,260)	$(40,700)
Disposals and repayments	10,565	13,411	33,242	39,162
Amortization of premium	120	139	364	435
Changes in investment broker net receivables and payables	(633)	(54)	(256)	77
Net cash increase from purchase of subsidiary	-	125	-	125
Cash used in investing activities	$(2,416)	$(1,471)	$(4,910)	$(901)
Financing activities
Decrease in securities sold but not yet purchased	$(33)	$(240)	$(59)	$(41)
(Repayment) issue of long-term debt, net	(3)	(1)	939	(3)
Repayment of capital instruments	-	-	-	(570)
Net redemptions in John Hancock Fixed Products institutional products	(599)	(652)	(1,561)	(1,560)
Bank deposits, net	313	792	1,002	1,056
Consumer notes matured, net	(294)	(88)	(603)	(269)
Shareholder dividends	(395)	(340)	(1,128)	(1,002)
Funds borrowed (repaid), net	54	(1)	28	(9)
Purchase and cancellation of common shares	(110)	(849)	(403)	(2,118)
Common shares issued on exercise of stock options and related tax benefits	12	20	41	104
Cash used in financing activities	$(1,055)	$(1,359)	$(1,744)	$(4,412)
Cash and short-term securities
Decrease during the period	$(498)	$(404)	$(1,454)	$(194)
Currency impact on cash and short-term securities	379	(458)	683	(1,058)
Balance, beginning of period	11,214	9,938	11,866	10,328
Balance, September 30	$11,095	$9,076	$11,095	$9,076

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$12,196	$10,511	$12,354	$10,901
Fair value adjustment, January 1, 2007	-	-	-	(3)
Net payments in transit, included in other liabilities	(982)	(573)	(488)	(570)
Net cash and short-term securities, beginning of period	$11,214	$9,938	$11,866	$10,328
End of period
Gross cash and short-term securities	$11,626	$9,917	$11,626	$9,917
Net payments in transit, included in other liabilities	(531)	(841)	(531)	(841)
Net cash and short-term securities, September 30	$11,095	$9,076	$11,095	$9,076

The accompanying notes to consolidated financial statements are an integral part of these statements.
Manulife Financial Corporation – 2008 Q3 Report

Segregated Funds
Consolidated Statements of Net Assets

As at	September 30,	December 31,	September 30,
(Canadian $ in millions, unaudited)	2008	2007	2007
Investments, at market values
Cash and short-term securities	$3,698	$4,025	$2,883
Bonds	9,819	9,591	9,647
Stocks and mutual funds	149,417	159,628	160,515
Other investments	4,205	3,961	3,743
Accrued investment income	67	75	62
Other liabilities, net	(1,108)	(1,736)	(1,756)
Total segregated funds net assets	$166,098	$175,544	$175,094

Composition of segregated funds net assets:
Held by policyholders	$165,488	$174,977	$174,489
Held by the Company	284	249	296
Held by other contract holders	326	318	309
Total segregated funds net assets	$166,098	$175,544	$175,094

Segregated Funds
Consolidated Statements of Changes in Net Assets

	For the three months		For the nine months
	ended September 30,		ended September 30,
(Canadian $ in millions, unaudited)	2008	2007	2008	2007
Additions
Deposits from policyholders	$7,689	$8,888	$25,358	$28,184
Interest and dividends	808	942	2,505	3,270
Net transfers from general fund	377	227	1,178	535
Currency revaluation	5,531	(8,886)	10,570	(22,765)
Total additions	$14,405	$1,171	$39,611	$9,224

Deductions
Payments to policyholders	$4,698	$4,935	$14,481	$15,530
Net realized and unrealized investment losses (gains)	19,343	(2,028)	32,620	(10,458)
Management and administrative fees	661	679	1,956	1,995
Total deductions	$24,702	$3,586	$49,057	$7,067

Net (deductions) additions for the period	$(10,297)	$(2,415)	$(9,446)	$2,157
Segregated funds net assets, beginning of period	176,395	177,509	175,544	172,937
Segregated funds net assets, September 30	$166,098	$175,094	$166,098	$175,094

The accompanying notes to consolidated financial statements are an integral part of these statements.

Manulife Financial Corporation – 2008 Q3 Report

Notes to the Summary Consolidated Financial Statements
(Canadian $ in millions unless otherwise stated, unaudited)

N O T E 1                                Basis of Presentation

These Summary Consolidated Financial Statements of Manulife Financial Corporation (“MFC”) and its subsidiaries (collectively with MFC, the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the accounting requirements of the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”), and follow the same accounting policies and methods described in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2007. None of the accounting requirements of OSFI is an exception to Canadian GAAP. These Summary Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2007 and the accompanying notes included on pages 49 to 110 of the Company’s 2007 Annual Report (the “Annual Report”).

N O T E 2                                Change in Accounting Policies

Financial instruments – disclosure and presentation

Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3862 “Financial Instruments – Disclosures” and 3863 “Financial Instruments – Presentation”.  Sections 3862 and 3863 replace Handbook Section 3861 “Financial Instruments – Disclosure and Presentation”.  Section 3863 carries forward unchanged the presentation requirements of Section 3861 while Section 3862 requires additional disclosures of the nature and extent of risks arising from financial instruments, including the objectives, policies, processes and methods used to measure and manage key risks.  The new required disclosures are included in note 7.

Financial instruments – recognition and measurement

On October 17, 2008, the CICA announced amendments to Section 3855 “Financial Instruments – Recognition and Measurement” and Section 3862 “Financial Instruments – Disclosures”.  These amendments permit companies to move certain financial assets out of categories that require fair value changes to be recognized immediately in net income.  No such transfers have been effected by the Company.

N O T E 3                                Future Accounting and Reporting Changes

Goodwill and intangible assets

In February 2008, the CICA issued Section 3064 “Goodwill and Intangible Assets”, replacing Section 3062 ”Goodwill and Other Intangible Assets” and Section 3450 "Research and Development Costs".  Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  Provisions concerning goodwill are unchanged from the previous Section 3062.  Section 3064 will be effective on a prospective basis for the Company’s fiscal year beginning January 1, 2009. The new section is not expected to have a material impact on the Company’s consolidated financial statements.

Manulife Financial Corporation – 2008 Q3 Report

N O T E 4                                Invested Assets

Carrying values and fair values of invested assets

As at September 30, 2008	Fair Value Option	Available-for-Sale	Other	Total Carrying Value	Total Fair Value
Cash and short-term securities (1)	$657	$9,241	$1,728	$11,626	$11,626
Bonds (2)
Canadian government & agency	7,063	2,578	-	9,641	9,641
U.S. government & agency	3,417	1,551	-	4,968	4,968
Other government & agency	4,233	792	-	5,025	5,025
Corporate	39,117	4,785	-	43,902	43,902
Mortgage/asset-backed securities	7,620	945	-	8,565	8,565
Stocks (2)	6,354	3,172	-	9,526	9,526
Loans
Private placements (3)	-	-	23,489	23,489	22,674
Mortgages (4)	-	-	28,948	28,948	28,666
Policy loans (5)	-	-	6,408	6,408	6,408
Bank loans (4)	-	-	2,285	2,285	2,289
Real estate (6)	-	-	6,427	6,427	8,359
Other investments (7)	-	-	4,353	4,353	4,986
Total invested assets	$68,461	$23,064	$73,638	$165,163	$166,635

As at December 31, 2007	Fair Value Option	Available-for-Sale	Other	Total Carrying Value	Total Fair Value
Cash and short-term securities (1)	$645	$10,098	$1,611	$12,354	$12,354
Bonds (2)
Canadian government & agency	8,384	2,673	-	11,057	11,057
U.S. government & agency	4,796	1,262	-	6,058	6,058
Other government & agency	4,068	610	-	4,678	4,678
Corporate	38,121	3,963	-	42,084	42,084
Mortgage/asset-backed securities	8,055	899	-	8,954	8,954
Stocks (2)	6,913	4,221	-	11,134	11,134
Loans
Private placements (3)	-	-	21,591	21,591	21,573
Mortgages (4)	-	-	26,061	26,061	26,071
Policy loans (5)	-	-	5,823	5,823	5,823
Bank loans (4)	-	-	2,182	2,182	2,191
Real estate (6)	-	-	5,727	5,727	7,608
Other investments (7)	-	-	3,597	3,597	4,236
Total invested assets	$70,982	$23,726	$66,592	$161,300	$163,821

(1)	Fair values of short-term securities are determined using appropriate prevailing interest rates and credit spreads for non-government instruments.

(2)
Fair values for bonds and stocks are determined with reference to quoted bid prices where available. When such prices are not available, fair values are determined using valuation techniques which include security specific interest rates and discounted cash flows based on observable market data.

(3)
Fair values of private placements are based on valuation techniques and assumptions which reflect changes in interest rates and changes in the creditworthiness of individual borrowers which have occurred since the investments were originated. The assumptions are based primarily on market observable data. Fair values also reflect any applicable provision for credit loan losses.  Leveraged leases are carried at values derived in accordance with leveraged lease accounting as their fair values are not readily available.

(4)
Fair values of fixed-rate mortgages and bank loans are determined by discounting the expected future cash flows at market interest rates for mortgages with similar remaining terms and credit risks. Fair values of variable-rate mortgages and bank loans are assumed to equal their carrying values.

(5)
Policy loans are carried at amortized cost.  As policy loans are fully collateralized by their cash surrender values and can be repaid at any time, their carrying values are assumed to equal their fair values.

(6)
Fair values of real estate are determined by external appraisals using a variety of techniques including discounted cash flows using target yield rates, income capitalization approaches and comparable sales analysis. Foreclosed properties of $4 are included in real estate as at September 30, 2008 (December 31, 2007 – $4).

(7)
Other investments include private equity and fixed income investments held primarily in power and infrastructure, oil and gas, and timber and agriculture sectors.  Fair values of these investments are estimated based on the best available information which is generally not market observable. This may include external appraisals as well as various valuation techniques used by external managers.

Manulife Financial Corporation – 2008 Q3 Report

Realized and unrealized (losses) gains on assets supporting policy liabilities and consumer notes

	For the three months ended September 30,		For the nine months ended September 30,
	2008	2007	2008	2007
Bonds	$(2,222)	$438	$(4,159)	$(1,074)
Stocks	(990)	194	(1,498)	733
Loans	17	30	65	115
Other investments	8	6	41	34
Derivatives	37	166	236	(153)
Total	$(3,150)	$834	$(5,315)	$(345)

Investment expenses

	For the three months ended September 30,		For the nine months ended September 30,
	2008	2007	2008	2007
Related to invested assets	$88	$91	$268	$276
Related to segregated, mutual and other funds	143	146	427	459
Total	$231	$237	$695	$735

Interest expense

	For the three months ended September 30,		For the nine months ended September 30,
	2008	2007	2008	2007
Interest expense on consumer notes	$27	$30	$82	$96
(Decrease) increase in fair value of consumer notes	(14)	34	(17)	(3)
Other interest expense	224	228	750	681
Total	$237	$292	$815	$774

N O T E 5                                Derivatives and Hedging Instruments

Hedge accounting results were as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2008	2007	2008	2007
Fair value hedges – (loss) gain from ineffective portion	$(4)	$8	$(11)	$(7)
Cash flow hedges – gain from ineffective portion	$-	$1	$-	$1
Net investment hedges for foreign operations – gain from ineffective portion	$-	$-	$-	$-

Manulife Financial Corporation – 2008 Q3 Report

Fair value of derivative instruments is summarized by hedging relationships, derivative type and by term to maturity in the following tables:

Fair values
As at	September 30, 2008		December 31, 2007
	Derivative Assets	Derivative Liabilities	Derivative Assets	Derivative Liabilities
Fair value hedges	$86	$72	$160	$181
Cash flow hedges	10	92	174	150
Hedges of net investments in foreign operations	17	133	96	36
Derivatives not designated as hedges	2,266	1,967	1,699	1,499
Total	$2,379	$2,264	$2,129	$1,866

Term to maturity
As at September 30, 2008	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$444	$245	$52	$1,638	$2,379
Derivative liabilities	$558	$417	$235	$1,054	$2,264

N O T E 6                                 Policy Liabilities

The total changes in actuarial liabilities, excluding the impact of foreign exchange for the three months ended September 30, 2008 was a decrease of $2,303 (2007 – an increase of $565).  The decrease in the quarter was primarily due to liability offsets to changes in the statement value of assets supporting liabilities.  The change in actuarial liabilities was also impacted by changes in asset mix and re-investment strategies.  In the third quarter of 2008 this included a $548 gain arising from supporting our long-term insurance obligations with more non fixed income assets.

In addition to changes in policy cash flows, changes to assumptions used in determining policy liabilities will result in a change in actuarial liabilities.  The Company examines the assumptions used in determining policy liabilities on an ongoing basis to ensure policy liabilities appropriately reflect emerging experience and changes in risk profile.  The net impact of changes in valuation methods and assumptions was an increase in policy liabilities of $7 and $23 for the three months and nine months ended September 30, 2008 (2007 – $59 and $93). These pre-tax amounts were reported in the Corporate and Other segment.

The changes in methods and assumptions for the third quarter of 2008 included a net increase in reserves of $944 for strengthening of margins for segregated fund business to increase actuarial liabilities to the high end of the range permitted by professional actuarial standards.  This was offset by a release of $890 due to a reduction reflecting lower net re-investment margins required in the current interest environment, and a $47 net reduction in liabilities from other changes, including a refinement in the modeling of certain floating rate assets supporting actuarial liabilities, a refinement to the modeling of certain liability cash flows in the Canadian Insurance business.

The increase in policy liabilities of $59 in the third quarter of 2007 related primarily to a refinement of modeling methodology for incurred claims in the U.S. Accident and Health reinsurance business.  Other changes included an increase in U.S. Variable Annuities and offsetting adjustments to reinsurance ceded in Hong Kong.

Manulife Financial Corporation – 2008 Q3 Report

N O T E 7                       Risk Management

The Company employs an enterprise-wide approach to all risk taking and risk management activities globally.  The Company’s enterprise risk management framework sets out policies and standards of practice related to governance, identification and monitoring, measurement and control and mitigation of key risks.  Individual risk management strategies are in place for each specific key risk within our broad risk categories: strategic risk, market risk (which includes market price risk, interest rate risk and foreign exchange risk), liquidity risk, credit risk, insurance risk and operational risk. The Company’s objectives, policies and processes for managing risk and the methods used to measure risk have not changed materially from those stated in the Annual Report.  Refer to pages 23 to 30 in the Annual Report for an overview of the Company’s exposure to risk and for a description of the key risk management activities maintained by the Company.  Information about specific risks is found in the Annual Report as follows:

•	For information about market risk, refer to the section titled “Market and Liquidity Risk” beginning on page 23 and concluding on page 26 in the Annual Report.

•
For sensitivity analysis of market price risks, refer to Table 1 on page 25 and on page 26 of the Annual Report. Sensitivity analysis as shown on Tables 2 and 3 on page 26 of the Annual Report have been updated in the market price risk section below.

•	For sensitivity analysis relating to interest rate risk, refer to Table 1 on page 25 of the Annual Report.

•	For sensitivity analysis relating to liquidity risk, refer to Table 5 on page 27 of the Annual Report.

•	For information about credit risk, refer to Table 6 on page 28 of the Annual Report.

•	For information about insurance risk, refer to the section titled “Insurance Risk” beginning on page 28 and concluding on page 29 in the Annual Report.

Market price risk and interest rate risk

Market risk is the risk of loss resulting from adverse movements in market price, interest rate and credit spreads. Market price and interest rate changes may lead to asset returns insufficient to support product liabilities and may impact the value of assets held in our shareholders’ equity account. This level of risk is impacted by the Company’s asset allocation and the nature of embedded product guarantees and policyholder options.

Market price risk also arises from publicly traded equity, private equity, commercial real estate and timberlands and oil and gas investments in the general fund. Interest rate risk within the general fund arises mainly from the uncertainty of returns that can be achieved on investments to be made in the future as recurring premiums are received, and any mismatch between the term profile of assets and liabilities. Market price and interest rate risk also arise from minimum rate guarantees and withdrawal options on products where investment returns are generally passed through to policyholders.

The market price and interest rate risk arising from the Company’s off-balance sheet products is due mainly to the guarantees provided on variable annuity and insurance products, as well as the uncertainty of future levels of asset-based fees. Guarantees include minimum levels of death, maturity, income and withdrawal benefits on variable products. The Company mitigates its market price and interest rate risk arising from off-balance sheet products through benefit guarantee design, limitations on fund offerings and the use of capital markets hedging strategies and reinsurance.

The Company has established policies and standards of practice to limit market price and interest rate risk exposure. Company-wide interest rate and market price risk limits are established and actual positions are monitored against limits. Target asset mixes and term profiles, and risk limits are updated regularly and communicated to individual portfolio managers. Actual asset positions are periodically rebalanced to within established limits.

Manulife Financial Corporation – 2008 Q3 Report

In the late stages of the third quarter, volatility in the global equity markets increased dramatically and market values decreased significantly changing the Company’s exposures arising from variable annuity and segregated fund benefit guarantees, as outlined on page 26 of the Annual Report. Although these guaranteed benefits cannot be monetized currently and the bulk of these payments would be expected to occur between the next seven to thirty years, the accounting valuation of the guarantees is extremely sensitive to short-term changes in market levels.

Information about guarantees on variable annuities and segregated funds is shown in the table below.

As at	September 30, 2008			December 31, 2007
	Fund value (2)	Amount at risk (2)	Expected guarantee cost (3)	Fund value (2)	Amount at risk (2)	Expected guarantee cost (3)
Maturity/income/withdrawal benefits	$ 62,865	$ 9,458		$ 60,737	$ 863
Death benefits (1)	9,873	3,397		11,063	1,230
Total	$ 72,738	$ 12,855	$ (1,506)	$ 71,800	$ 2,093	$ (2,268)

(1)	Death benefits include stand-alone guarantees and guarantees in excess of maturity or income guarantees where both are provided on a policy.

(2)
Amount at risk is the excess of guaranteed values over fund values on all policies where the guaranteed value exceeds the fund value. Fund value and amount at risk are net of amounts reinsured.  This amount is not currently payable.

(3)	Expected guarantee cost is net of reinsurance and fee income allocated to support the guarantees.

The potential impact on shareholders’ economic value, arising from variable products and mutual funds, as well as institutional asset management operations, of an immediate ten per cent decline in market value of equity funds was $871 at September 30, 2008 ($749 as at December 31, 2007).

The potential impact on shareholders’ net income arising from variable products and general fund assets supporting policy liabilities, of an immediate ten per cent decline in equity market values was $840 at September 30, 2008 ($352 at December 31, 2007), assuming no release of the additional margins established in the third quarter of 2008 to increase the actuarial liability for segregated fund guarantee reserves to the high end of the range permitted by professional actuarial standards.

Foreign currency risk

The Company has a policy of matching the currency of its assets with the currency of the liabilities they support, to mitigate economic exposure to currency exchange rate changes. Currency risk for financial instruments arises when an asset and liability mismatch is denominated in a different currency than the currency in which they are measured.  To limit the impact of changes in foreign exchange rates on regulatory capital ratios, the Company has established a policy of generally matching the currency of the assets in shareholders’ equity to the liabilities they support, up to target capital levels.  This policy ensures that changes to reported shareholders’ equity are proportionate to changes in reported capital requirements, stabilizing capital ratios from the impact of foreign exchange rates, but resulting in variability in reported shareholders’ equity.  As at September 30, 2008, the Company did not have a material unmatched currency exposure related to financial instruments.

Liquidity risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. Under stressed conditions, unexpected cash demands could arise primarily from an increase in the level of policyholders either terminating policies with material cash surrender values, or not renewing policies when they mature, and from an increase in the level of borrowers renewing or extending their loans when they mature.

Manulife Financial Corporation – 2008 Q3 Report

Credit risk

Credit risk is the risk of loss due to the inability or unwillingness of a borrower or counterparty to fulfill its payment obligation to the Company. Credit risks are primarily associated with invested assets, and with derivative and reinsurance counterparties.  The Company’s exposure to credit risk is managed through risk management policies and procedures which include a defined credit evaluation and adjudication process, delegated credit approval authorities and established exposure limits by borrower, corporate connection, quality rating, industry and geographic region.  For derivative exposures, the Company has established a minimum acceptable counterparty credit rating of “A” from external rating agencies.

The Company also ensures where warranted that mortgages, private placement and bank loans are secured by collateral, the nature of which depends on the credit risk of the counterparty.  In addition, the Company seeks to mitigate its risk of credit losses with derivative counterparties by entering into Credit Support Annex (“CSA”) agreements, whereby collateral must be provided when the exposure exceeds a certain threshold.

An allowance for losses on loans is established when a loan becomes impaired. The establishment of such provisions takes into consideration normal historical credit loss levels and future expectations, with an allowance for adverse deviations. In addition, actuarial liabilities include general provisions for credit losses from future asset impairments. Impairments are identified through regular monitoring of all credit related exposures, considering such information as general market conditions, industry and borrower specific credit events and any other relevant trends or conditions.

Credit exposure
The following table outlines the gross carrying amount of financial instruments subject to credit exposure, without taking into account any collateral held or other credit enhancements:

As at September 30, 2008
Bonds
Fair value option	$61,450
Available-for-sale	10,651
Loans
Private placements	23,489
Mortgages	28,948
Policy loans	6,408
Bank loans	2,285
Derivative assets	2,379
Accrued investment income	1,590
Other financial assets	2,101
Total	$139,301

Past due or impaired financial assets
The following table summarizes the Company’s financial assets that are considered past due or impaired:

	Past due but not impaired
Carrying value of financial assets as at September 30, 2008	Less than 90 days	90 days and greater	Total past due but not impaired	Total impaired
Bonds
Fair value option	$63	$-	$63	$102
Available-for-sale	5	-	5	5
Loans
Private placements	686	11	697	116
Mortgages and bank loans	43	6	49	31
Equities and other investments	-	-	-	176
Other financial assets	35	7	42	-
Total	$832	$24	$856	$430

Manulife Financial Corporation – 2008 Q3 Report

Impairments

The Company provides for credit risk by establishing allowances against the carrying value of impaired loans, recognizing other than temporary impairments on available-for-sale securities and identifying the other than temporary impairment portion of losses on bonds designated as fair value option.  In addition, the Company provides for potential future impairments by reducing investment yields assumed in the calculation of policy liabilities.

	For the three months ended September 30,		For the nine months ended September 30,
	2008	2007	2008	2007
Bonds
Fair value option	$391	$-	$420	$-
Available-for-sale	25	-	40	-
Equities	31	36	84	49
Loans and other	39	(18)	87	(32)
Total impairments	$486	$18	$631	$17

Allowance for loan losses

		2008			2007
For the three months ended September 30,	Mortgages and Bank Loans	Private Placements	Total	Mortgages and Bank Loans	Private Placements	Total
Balance, July 1	$20	$99	$119	$41	$76	$117
Provisions	1	32	33	1	7	8
Recoveries	-	-	-	(7)	(14)	(21)
Write-offs (1)	-	(29)	(29)	(5)	(10)	(15)
Balance, September 30	$21	$102	$123	$30	$59	$89

		2008			2007
For the nine months ended September 30,	Mortgages and Bank Loans	Private Placements	Total	Mortgages and Bank Loans	Private Placements	Total
Balance, January 1	$23	$53	$76	$61	$73	$134
Provisions	1	79	80	12	32	44
Recoveries	(6)	-	(6)	(30)	(27)	(57)
Write-offs (1)	3	(30)	(27)	(13)	(19)	(32)
Balance, September 30	$21	$102	$123	$30	$59	$89

 (1)  Includes disposals and impact of currency translation.

Securities lending

As at September 30, 2008, the Company had loaned securities (which are included in invested assets) with a carrying value and market value of approximately $2,240 (December 31, 2007 – $3,692). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.

Derivatives

The Company’s exposure to loss on derivatives is limited to the amount of any net gains that may have accrued with a particular counterparty. All contracts are held with counterparties rated “A” or higher.  As at September 30, 2008, the percentage of the Company’s derivative exposure which were with counterparties rated “AA” or higher amounted to 79% (December 31, 2007 – 82%). The largest single counterparty exposure as at September 30, 2008 was $71 (December 31, 2007 – $170).  The Company’s exposure to credit risk was mitigated by $1,403 fair value of collateral held as security as at September 30, 2008 (December 31, 2007 – $881).  In accordance with customary terms of CSA agreements, the Company is permitted to sell or repledge collateral held.

Manulife Financial Corporation – 2008 Q3 Report

The Company enters into master netting arrangements that serve to mitigate its exposure to credit loss.  As at September 30, 2008, the maximum exposure to credit risk related to derivatives after taking into account netting agreements and without taking into account the fair value of any collateral held, was $1,491.  Without master netting agreements, maximum exposure to credit risk would have been $2,379.

Risk concentrations

The Company establishes enterprise-wide investment portfolio level targets and limits to ensure that portfolios are widely diversified across asset classes and individual investment risks.

Market risk concentrations	September 30,	December 31,
	2008	2007
Bonds and private placements rated as investment grade "BBB" or higher (1)	95%	96%
Government bonds as a per cent of total bonds	27%	30%
Government private placements as a per cent of total private placements	17%	17%
Highest exposure to a single non-government bond and private placement issuer	$595	$524
Largest single issuer as a per cent of the total stock portfolio	6%	5%
Publicly listed corporations as a per cent of total stock portfolio	99%	99%
Income producing commercial office properties(2) (2008 – 70% of total real estate, 2007 – 72%)	$4,478	$4,115
Largest concentration of mortgages and real estate (3) – Ontario, Canada (2008 – 25%, 2007 – 26%)	$8,786	$8,417

(1)	Investment grade bonds include 29% rated A, 22% rated AA and 19% rated AAA (2007 – 29%, 22% and 22%, respectively)
(2)	Largest concentration of real estate.
(3)	Mortgages and real estate are diversified geographically and by property type.

Fair value of bonds and private placements
Sector / Industry	September 30, 2008%		December 31, 2007%
Government & agency	$23,439	25%	$25,383	27%
Financial	20,427	21%	21,048	22%
Utilities	14,009	15%	12,475	13%
Securitized (ABS/MBS)	8,841	9%	9,218	10%
Energy	6,350	7%	5,761	6%
Industrial	5,617	6%	5,364	6%
Consumer (non-cyclical)	4,603	5%	4,869	5%
Other	11,489	12%	10,286	11%
Total	$94,775	100%	$94,404	100%

Insurance risk

Insurance risk is the risk of loss due to actual experience differing from the experience assumed when a product was designed and priced with respect to claims, policyholder behaviour and expenses.  A variety of assumptions are made related to the future level of claims, policyholder behaviour, expenses and sales levels when products are designed and priced as well as in the determination of actuarial liabilities.  The development of assumptions for future claims are based on Company and industry experience; assumptions for policyholder behaviour are based on Company experience and predictive models.  Such assumptions require a significant amount of professional judgment and therefore, actual experience may be materially different than the assumptions made by the Company.

The Company’s objectives, policies and processes for managing insurance risk and the methods used to measure insurance risk have not changed materially from those stated in the Annual Report.

Manulife Financial Corporation – 2008 Q3 Report

N O T E 8                                Long-term Debt

As at	September 30, 2008	December 31, 2007
5.625% Notes payable U.S. dollar (1)	$ 530	$ 497
5.161% Medium term notes	548	-
5.505% Medium term notes	398	-
4.67% Medium term notes	349	349
Note payable to Manulife Finance (Delaware) LLC	-	545
Other notes payable	422	429
Total long-term debt	$ 2,247	$ 1,820
Fair value	$ 2,215	$ 1,806

(1) Mature December 1, 2008.

The fair value of long-term debt is determined using quoted market prices where available. For debt instruments that do not have quoted prices, fair value is determined using quoted prices of debt instruments with similar characteristics or utilizing discounted cash flows based on current market interest rates.

The carrying value of the long-term debt reflects an unamortized fair value increment of U.S. $12 (December 31, 2007 – U.S. $20), which arose as a result of the acquisition of John Hancock.  The amortization of the fair value adjustment is recorded in interest expense.  Issue costs are also amortized over the term of the debt.

On June 26, 2008, MFC issued $550 in 5.161% medium term notes, which mature June 26, 2015 and are redeemable in whole or in part by MFC at any time at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 36 basis points, in each case together with accrued and unpaid interest. MFC loaned the proceeds from these notes to The Manufacturers Life Insurance Company (“MLI”), a wholly owned life insurance company subsidiary, as subordinated debt.  The subordinated debt of MLI forms part of MLI’s regulatory capital.

On June 26, 2008, MFC also issued $400 in 5.505% medium term notes, which mature on June 26, 2018 and are redeemable in whole or in part by MFC at any time at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 39 basis points, in each case together with accrued and unpaid interest. MFC loaned the proceeds from these notes to MLI as subordinated debt.  The subordinated debt of MLI forms part of MLI’s regulatory capital.

On September 30, 2008, the senior note payable to Manulife Finance (Delaware) LLC was converted to subordinated debt and its interest rate was increased to 90-day Bankers Acceptance rate plus 0.552%.  All other terms of the note remain unchanged.  The subordinated note has been classified as Liabilities for Preferred Shares and Capital Instruments.

Manulife Financial Corporation – 2008 Q3 Report

N O T E  9                                Liabilities for Preferred Shares and Capital Instruments

As at	September 30, 2008	December 31, 2007
Preferred shares – Class A Shares, Series 1	$344	$344
Senior debentures issued to Manulife Financial Capital Trust
6.7% debentures	940	940
7.0% debentures	60	60
Surplus notes U.S. dollar	504	470
Subordinated notes – 6.24% Canadian dollar	550	550
Subordinated notes payable to Manulife Finance (Delaware) LLC	1,180	646
Total	$3,578	$3,010
Fair value	$3,476	$3,125

The fair value of liability instruments is determined using quoted market prices where available.  For liability instruments that do not have quoted prices available, the fair value is determined with reference to the quoted prices of a liability instrument with similar characteristics or utilizing a model to discount cash flows based on current market interest rates.

The carrying value of the surplus notes reflects an unamortized fair value increment of U.S. $45 (December 31, 2007 – U.S. $46) which arose as a result of the acquisition of JHF.  The amortization of the fair value adjustment is recorded in interest expense in these consolidated financial statements.

On September 30, 2008, the senior note payable to Manulife Finance (Delaware) LLC was converted to subordinated debt and its interest rate was increased to 90-day Bankers Acceptance rate plus 0.552%.  All other terms of the note remain unchanged.  The subordinated note has been classified as Liabilities for Preferred Shares and Capital Instruments.

N O T E 10                                Share Capital

On November 7, 2007, the Company filed with the Toronto Stock Exchange a notice of intention to make a normal course issuer bid to repurchase common shares during the 12-month period commencing November 9, 2007.  Under this bid, MFC may repurchase up to 75 million of its common shares, representing approximately 5.0 per cent of common shares outstanding.  MFC is limited to purchasing up to 626,918 common shares on any one day under this bid. As at September 30, 2008, 14 million common shares had been purchased pursuant to this bid at a total cost of $529. During the nine months ended September 30, 2008, MFC purchased and subsequently cancelled 11 million of its common shares pursuant to this normal course issuer bid at a cost of $403.

All transactions under the normal course issuer bid were and will be executed at prevailing market prices in amounts and at times determined by MFC, subject to the above noted restrictions and compliance with applicable law and regulations. Any shares purchased as part of the bid will be cancelled.

As at September 30, 2008, there were 31 million outstanding stock options and deferred share units (2007 – 31 million).

Number of Common Shares (in millions)	2008	2007
Balance, January 1	1,501	1,547
Issued on exercise of stock options and deferred share units and on acquisition of subsidiary	2	8
Normal course issuer bids – purchase for cancellation	(11)	(53)
Balance, September 30	1,492	1,502

Manulife Financial Corporation – 2008 Q3 Report

N O T E 11                                Employee Future Benefits

The Company maintains a number of pension and benefit plans for its eligible employees and agents.  Information about the cost of the Company’s benefit plans, in aggregate, is as follows:

	Pension benefits		Other employee benefits
For the three months ended September 30,	2008	2007	2008	2007
Defined benefit plan expense	$5	$5	$8	$7
Defined contribution plan expense	18	14	-	-
Total	$23	$19	$8	$7

	Pension benefits		Other employee benefits
For the nine months ended September 30,	2008	2007	2008	2007
Defined benefit plan expense	$17	$17	$22	$22
Defined contribution plan expense	51	44	-	-
Total	$68	$61	$22	$22

N O T E 12                                Commitments and Contingencies

a)	Legal proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer.  In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.  The Company does not believe that any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its consolidated financial position or results of operations.

b)	Tax related contingencies

Certain elements of the Company’s tax positions are contingent upon the final resolution of tax authority audits or on the substantial enactment of tax regulations which have currently only been issued in draft. There are three significant tax related contingencies as at September 30, 2008.

The Canadian tax authorities have released draft tax regulations changing the treatment of unrealized gains and losses and the deductibility of certain actuarial reserves.  If the changes are enacted as announced, the Company will record an increase to net income of an estimated $169.

In the United States, audits concluded by the tax authorities are at various stages of the appeals process.  During the quarter, one of the major items under appeal was successfully concluded and a benefit of U.S.$52 was recorded.  There are still some items in the appeals process.  Should the Company be successful in the remaining proceedings, further benefits of an estimated U.S.$55 will accrue to the Company.

The Company is an investor in leveraged leases and previously established provisions in the amount of U.S.$178 after tax for possible disallowance of the tax treatment and for interest on past due taxes.  In the second quarter of 2008, the Company increased this provision by U.S.$33 after tax.  The Company continues to believe that deductions originally claimed in relation to these arrangements are appropriate.  Although not expected to occur, should the tax attributes of the leveraged leases be fully denied, the maximum after tax exposure including interest would be an additional estimated U.S.$387 as at September 30, 2008.

Manulife Financial Corporation – 2008 Q3 Report

c)           Accident reinsurance disputes
The Company entered into a number of reinsurance arrangements in respect of personal accident insurance and the occupational accident component of workers compensation insurance. Under these arrangements, the Company both assumed risks as a reinsurer, and also passed substantial portions of these risks on to other companies. The Company is engaged in disputes, including a number of legal proceedings, in respect of this business and believes it has provided adequately for the exposure.

d)      Guarantees

Guarantees regarding Manulife Finance (Delaware), L.P.

MFC has unconditionally and irrevocably guaranteed the payment of amounts on the $550 senior debentures due December 15, 2026 and $650 subordinated debentures due December 15, 2041 issued by Manulife Finance (Delaware), L.P., a wholly owned partnership. The Company does not own, and is not the primary beneficiary, of these debentures; therefore, the Company does not consolidate them. The senior debentures pay a fixed interest rate of 4.448% per annum, payable semi-annually, until December 15, 2016 and thereafter will pay a floating rate of interest equal to the 90-day Bankers Acceptance rate plus 1.5%, payable quarterly.  The subordinated debentures pay a fixed interest rate of 5.059% per annum, payable semi-annually, until December 15, 2036 and thereafter will pay a floating rate of interest equal to the 90-day Bankers Acceptance rate plus 1%, payable quarterly.  MFC’s guarantee of the senior debentures is a direct unsecured obligation of MFC and  ranks equally with all other unsecured indebtedness of MFC which is not subordinated, and MFC’s guarantee of the subordinated debentures is a direct unsecured obligation of MFC and ranks equally with all other subordinated indebtedness of MFC except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to the subordinated indebtedness of MFC.

Guarantees regarding The Manufacturers Life Insurance Company

On January 29, 2007 MFC provided a full and unconditional guarantee of MLI $550 subordinated debentures due February 16, 2016 and a subordinated guarantee of Class A and Class B preferred shares of MLI.  MFC also provided a full and unconditional guarantee of MLI’s obligations under the annuities which provide the cash flows to service the $200 outstanding 4.551% annuity-backed notes due November 12, 2008 issued by Maritime Life Canadian Funding, a special purpose trust established under the laws of Ontario. The annuities are included in policyholder liabilities in the Consolidated Balance Sheets.

MFC’s guarantee of the subordinated debentures is a direct unsecured obligation of MFC and  ranks equally with all other unsecured subordinated indebtedness of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking as equally in right of payment with or subordinate to the subordinated indebtedness of MFC.

Manulife Financial Corporation – 2008 Q3 Report

The following tables set forth certain consolidating summary financial information for MFC, Manulife Finance (Delaware), L.P. and MLI consolidated:

As at and for the three months ended September 30, 2008	MFC (Guarantor)	Manulife Finance (Delaware), L.P.	MLI Consolidated	Other Subsidiaries of MFC on a Combined Basis	Consolidating Adjustments	Total Consolidated Amounts
Total revenue	$26	$15	$4,115	$1,826	$(155)	$5,827
Net income available
to shareholders	510	-	232	296	(528)	510
Invested assets	2	1	101,340	63,843	(23)	165,163
Total other assets	28,710	1,375	11,453	15,333	(40,120)	16,751
Policy liabilities	-	-	70,842	55,638	(9)	126,471
Total other liabilities	3,528	1,224	22,498	13,582	(10,574)	30,258

September 30, 2007
Total revenue	$26	$14	$6,580	$2,846	$(96)	$9,370
Net income available to
shareholders	1,070	-	874	184	(1,058)	1,070
Invested assets	10	-	95,538	63,622	-	159,170
Total other assets	28,159	1,354	12,622	11,658	(37,731)	16,062
Policy liabilities	-	-	69,095	54,774	(13)	123,856
Total other liabilities	4,118	1,214	21,566	9,182	(8,756)	27,324

For the nine months ended September 30, 2008
Total revenue	$60	$47	$15,734	$5,885	$(373)	$21,353
Net income available to
shareholders	2,387	2	1,808	617	(2,427)	2,387

September 30, 2007
Total revenue	$47	$54	$17,477	$7,946	$(221)	$25,303
Net income available to
shareholders	3,158	7	2,545	585	(3,137)	3,158

Details of guarantees regarding the Fixed Investment Option of the Deferred Annuity Contracts issued by John Hancock Variable Life Insurance Company and the SignatureNotes Issued by John Hancock Life Insurance Company are outlined in note 14(e).

Manulife Financial Corporation – 2008 Q3 Report

N O T E 13                                Segmented Information

The Company provides a wide range of financial products and services, including individual life and long-term care insurance, group life and health insurance, pension products, annuities and mutual funds. These services are provided to individual and group customers in the United States, Canada, Asia and Japan.  The Company also provides investment management services with respect to the general fund assets of the Company, segregated and mutual funds as well as to institutional customers. The Company also offers reinsurance specializing in retrocession and offering products in life, property and casualty.

The Company’s reporting segments are U.S. Insurance and U.S. Wealth Management, which combine to form the U.S. Division, as well as the Canadian, Asia and Japan and Reinsurance Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.

Certain allocation methodologies are employed in the preparation of segmented financial information.  Indirect expenses are allocated to business segments using allocation formulas applied on a consistent basis, while capital is apportioned to the Company's business segments on a risk-based methodology.  The income statement impact of changes in actuarial methods and assumptions (note 6) is reported in the Corporate and Other segment.

Effective January 1, 2008, the Company changed its approach for allocating investment gains and losses to be more aligned with how the Company manages the assets and related risk positions.  Investment gains and losses are now accumulated into two pools – insurance and wealth management, and then allocated pro-rata to the reporting segments based on their respective policy liabilities.  Prior to 2008, gains and losses were reported in the segments where the specific assets giving rise to the gains and losses were located and credit gains and losses were reported in the Corporate and Other segment. Investment gains and losses related to product features, such as segregated fund guarantees and future fees assumed in variable universal life and equity-linked policy liabilities, as well as investment gains and losses on full pass through products, such as par insurance, are not included in the pools.

Prior periods have been restated to conform to this presentation.

Manulife Financial Corporation – 2008 Q3 Report

By segment		U.S.		Asia
For the three months ended	U.S.	Wealth	Canadian	and Japan	Reinsurance	Corporate
September 30, 2008	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,479	$-	$1,454	$812	$272	$-	$4,017
Annuities and pensions	-	1,595	215	31	-	-	1,841
Total premium income	$1,479	$1,595	$1,669	$843	$272	$-	$5,858
Investment income (loss)	(9)	3	(789)	(257)	-	(348)	(1,400)
Other revenue	151	651	284	213	6	64	1,369
Total revenue	$1,621	$2,249	$1,164	$799	$278	$(284)	$5,827

Interest expense	$8	$16	$100	$16	$1	$96	$237

Income (loss) before income taxes	$477	$(72)	$196	$283	$61	$(268)	$677
Income taxes	(166)	85	(84)	(69)	(12)	76	(170)
Net income (loss)	$311	$13	$112	$214	$49	$(192)	$507
Loss attributed to participating policyholders	-	-	(1)	(2)	-	-	(3)
Net income attributed to shareholders	$311	$13	$113	$216	$49	$(192)	$510

Segregated funds deposits	$363	$4,607	$1,420	$1,299	$-	$-	$7,689

Goodwill
Balance, beginning of period	$2,362	$1,794	$2,115	$477	$68	$66	$6,882
Purchase equation adjustment	-	-	4	-	-	-	4
Change in foreign exchange rates	96	72	-	18	3	3	192
Balance, September 30, 2008	$2,458	$1,866	$2,119	$495	$71	$69	$7,078

As at September 30, 2008
Policy liabilities	$44,218	$30,736	$35,102	$14,768	$1,667	$(20)	$126,471
Total assets	$53,390	$38,221	$55,006	$18,513	$2,917	$13,867	$181,914
Segregated funds net assets
held by policyholders	$10,439	$101,301	$29,851	$21,260	$-	$2,637	$165,488
The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its businesses pertain.

By geographic location
For the three months ended			Asia
September 30, 2008	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$1,605	$1,467	$816	$129	$4,017
Annuities and pensions	1,595	215	31	-	1,841
Total premium income	$3,200	$1,682	$847	$129	$5,858
Investment income (loss)	(200)	(954)	(256)	10	(1,400)
Other revenue	857	291	219	2	1,369
Total revenue	$3,857	$1,019	$810	$141	$5,827

Manulife Financial Corporation – 2008 Q3 Report

By segment		U.S.		Asia
For the three months ended	U.S.	Wealth	Canadian	and Japan	Reinsurance	Corporate
September 30, 2007	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,294	$-	$1,371	$723	$249	$-	$3,637
Annuities and pensions		1,076	151	18	-	-	1,245
Total premium income	$1,294	$1,076	$1,522	$741	$249	$-	$4,882
Investment income	1,153	602	727	441	73	121	3,117
Other revenue	152	676	264	209	4	66	1,371
Total revenue	$2,599	$2,354	$2,513	$1,391	$326	$187	$9,370

Interest expense	$9	$69	$101	$13	$-	$100	$292

Income before income taxes	$316	$390	$398	$267	$63	$32	$1,466
Income taxes	(107)	(109)	(111)	(40)	(19)	(11)	(397)
Net income	$209	$281	$287	$227	$44	$21	$1,069
Loss attributed to participating policyholders	-	-	(1)	-	-	-	(1)
Net income attributed to shareholders	$209	$281	$288	$227	$44	$21	$1,070

Segregated funds deposits	$311	$5,488	$1,121	$1,968	$-	$-	$8,888

Goodwill
Balance, beginning of period	$2,466	$1,873	$2,051	$445	$71	$71	$6,977
Acquisition of subsidiary	-	-	81	-	-	-	81
Change in foreign exchange rates	(155)	(119)	-	(7)	(4)	(4)	(289)
Balance, September 30, 2007	$2,311	$1,754	$2,132	$438	$67	$67	$6,769

As at September 30, 2007
Policy liabilities	$40,885	$31,391	$36,002	$13,636	$1,685	$257	$123,856
Total assets	$48,249	$39,418	$52,691	$17,318	$2,835	$14,721	$175,232
Segregated funds net assets
held by policyholders	$11,656	$110,120	$30,829	$19,498	$-	$2,386	$174,489

By geographic location
For the three months ended			Asia
September 30, 2007	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$1,331	$1,387	$723	$196	$3,637
Annuities and pensions	1,076	151	18	-	1,245
Total premium income	$2,407	$1,538	$741	$196	$4,882
Investment income	1,841	820	440	16	3,117
Other revenue	870	276	212	13	1,371
Total revenue	$5,118	$2,634	$1,393	$225	$9,370

Manulife Financial Corporation – 2008 Q3 Report

By segment		U.S.		Asia
For the nine months ended	U.S.	Wealth	Canadian	and Japan	Reinsurance	Corporate
September 30, 2008	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$4,081	$-	$4,382	$2,280	$818	$-	$11,561
Annuities and pensions	-	4,020	566	83	-	-	4,669
Total premium income	$4,081	$4,020	$4,948	$2,363	$818	$-	$16,230
Investment income (loss)	883	636	367	(713)	58	(238)	993
Other revenue	449	1,946	867	645	17	206	4,130
Total revenue	$5,413	$6,602	$6,182	$2,295	$893	$(32)	$21,353

Interest expense	$23	$76	$307	$43	$3	$363	$815

Income (loss) before income taxes	$1,138	$493	$941	$788	$213	$(400)	$3,173
Income taxes	(395)	(60)	(279)	(185)	(45)	157	(807)
Net income (loss)	$743	$433	$662	$603	$168	$(243)	$2,366
Loss attributed to participating policyholders	-	-	(7)	(14)	-	-	(21)
Net income attributed to shareholders	$743	$433	$669	$617	$168	$(243)	$2,387

Segregated funds deposits	$962	$14,916	$4,651	$4,704	$-	$125	$25,358

Goodwill
Balance, beginning of period	$2,291	$1,740	$2,115	$445	$66	$64	$6,721
Purchase equation adjustment	-	-	4	-	-	-	4
Change in foreign exchange rates	167	126	-	50	5	5	353
Balance, September 30, 2008	$2,458	$1,866	$2,119	$495	$71	$69	$7,078

By geographic location
For the nine months ended			Asia
September 30, 2008	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$4,447	$4,415	$2,287	$412	$11,561
Annuities and pensions	4,020	566	83	-	4,669
Total premium income	$8,467	$4,981	$2,370	$412	$16,230
Investment income (loss)	1,290	389	(714)	28	993
Other revenue	2,562	897	662	9	4,130
Total revenue	$12,319	$6,267	$2,318	$449	$21,353

Manulife Financial Corporation – 2008 Q3 Report

By segment		U.S.		Asia
For the nine months ended	U.S.	Wealth	Canadian	and Japan	Reinsurance	Corporate
September 30, 2007	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$3,902	$-	$4,169	$2,146	$786	$-	$11,003
Annuities and pensions	-	2,956	415	71	-	-	3,442
Total premium income	$3,902	$2,956	$4,584	$2,217	$786	$-	$14,445
Investment income	2,008	1,741	1,482	980	145	410	6,766
Other revenue	476	2,071	763	549	15	218	4,092
Total revenue	$6,386	$6,768	$6,829	$3,746	$946	$628	$25,303

Interest expense	$26	$108	$282	$40	$1	$317	$774

Income (loss) before income taxes	$889	$1,220	$1,127	$772	$258	$(18)	$4,248
Income taxes	(302)	(347)	(311)	(122)	(77)	66	(1,093)
Net income	$587	$873	$816	$650	$181	$48	$3,155
Net income (loss) attributed
to participating policyholders	-	-	(7)	4	-	-	(3)
Net income attributed to shareholders	$587	$873	$823	$646	$181	$48	$3,158

Segregated funds deposits	$940	$17,703	$5,053	$4,455	$-	$33	$28,184

Goodwill
Balance, beginning of period	$2,702	$2,052	$2,051	$499	$78	$79	$7,461
Acquisition of subsidiary	-	-	81	-	-	-	81
Change in foreign exchange rates	(391)	(298)	-	(61)	(11)	(12)	(773)
Balance, September 30, 2007	$2,311	$1,754	$2,132	$438	$67	$67	$6,769

By geographic location
For the nine monthes ended			Asia
September 30, 2007	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$4,232	$4,210	$2,146	$415	$11,003
Annuities and pensions	2,956	415	71	-	3,442
Total premium income	$7,188	$4,625	$2,217	$415	$14,445
Investment income	3,976	1,769	984	37	6,766
Other revenue	2,713	801	558	20	4,092
Total revenue	$13,877	$7,195	$3,759	$472	$25,303

Manulife Financial Corporation – 2008 Q3 Report

N O T E 14	Material Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from United States generally accepted accounting principles (“U.S. GAAP”). As required by applicable United States federal securities laws, material differences between Canadian and U.S. GAAP are quantified below:

a)	Condensed Consolidated Balance Sheets

	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Assets
Cash and short-term securities	$11,717	$11,626	$12,475	$12,354	$10,034	$9,917
Securities
Bonds	100,874	72,101	99,400	72,831	99,168	73,008
Stocks	16,380	9,526	17,890	11,134	17,930	11,812
Loans
Mortgages	29,079	28,948	26,146	26,061	25,586	25,589
Private placements	-	23,489	-	21,591	-	21,877
Policy loans	6,408	6,408	5,823	5,823	5,770	5,770
Bank loans	2,285	2,285	2,182	2,182	2,160	2,160
Real estate	4,639	6,427	4,236	5,727	4,240	5,660
Other investments	4,717	4,353	4,027	3,597	3,922	3,377
Total invested assets	$176,099	$165,163	$172,179	$161,300	$168,810	$159,170
Other assets
Accrued investment income	$1,598	$1,590	$1,422	$1,414	$1,573	$1,567
Outstanding premiums	763	763	672	672	608	608
Deferred acquisition costs	16,863	-	13,156	-	12,164	-
Reinsurance deposits and amounts
recoverable	4,938	-	4,492	-	4,467	-
Goodwill	6,130	7,078	5,839	6,721	5,879	6,769
Intangible assets	1,645	1,645	1,573	1,573	1,602	1,602
Derivatives	2,379	2,379	2,125	2,129	965	2,038
Value of business acquired	3,649	-	3,345	-	3,555	-
Miscellaneous	4,814	3,296	3,424	2,649	4,348	3,478
Total other assets	$42,779	$16,751	$36,048	$15,158	$35,161	$16,062
	$218,878	$181,914	$208,227	$176,458	$203,971	$175,232
Segregated funds net assets (1)	152,070	-	162,788	-	163,345	-
Total assets	$370,948	$181,914	$371,015	$176,458	$367,316	$175,232
Segregated funds net assets (1)	$-	$166,098	$-	$175,544	$-	$175,094

(1)  U.S. GAAP terminology is separate accounts.

Manulife Financial Corporation – 2008 Q3 Report

Condensed Consolidated Balance Sheets (continued)

As at	September 30, 2008		December 31, 2007		September 30, 2007
	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Liabilities and equity
Policy liabilities	$162,123	$126,471	$151,788	$124,422	$149,468	$123,856
Deferred realized net gains	-	106	-	107	-	110
Bank deposits	11,030	11,030	10,008	10,008	8,901	8,901
Consumer notes	1,758	1,690	2,131	2,085	2,289	2,209
Long-term debt	2,252	2,247	1,825	1,820	1,834	1,829
Future income tax liability(2)	1,087	3,085	2,636	2,839	2,631	2,806
Derivatives	2,242	2,264	1,887	1,866	667	1,728
Other liabilities	11,693	6,091	8,902	5,820	9,119	6,525
	$192,185	$152,984	$179,177	$148,967	$174,909	$147,964
Liabilities for preferred shares and
capital instruments	3,586	3,578	3,014	3,010	3,013	3,014
Non-controlling interest in subsidiaries	342	167	298	146	371	202
Segregated funds net liabilities (1)	152,070	-	162,788	-	163,345	-
Common shares, preferred shares,
retained earnings and contributed
surplus	28,349	30,143	28,865	29,248	28,524	28,637
Accumulated other comprehensive
income (loss)
on available-for-sale securities & other	(1,044)	3	2,358	1,327	2,659	1,540
on cash flow hedges	444	(90)	379	(36)	288	10
on translation of net foreign
operations	(4,984)	(4,871)	(5,864)	(6,204)	(5,793)	(6,135)
Total liabilities and equity	$370,948	$181,914	$371,015	$176,458	$367,316	$175,232
Segregated funds net liabilities (1)	$-	$166,098	$-	$175,544	$-	$175,094

 (1)      U.S. GAAP terminology is separate accounts.
 (2)      U.S. GAAP terminology is deferred income taxes.

Manulife Financial Corporation – 2008 Q3 Report

b)	Condensed Consolidated Statements of Operations

For the nine months ended September 30,		2008		2007
	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP
Revenue
Premium income	$10,023	$16,230	$9,435	$14,445
Net investment income (investment income)	2,534	993	7,919	6,766
Fee income and other revenue	5,233	4,130	5,128	4,092
Total revenue	$17,790	$21,353	$22,482	$25,303
Policy benefits and expenses
Policyholder benefits	$11,882	$10,680	$13,829	$13,917
Commissions, investment and general expenses	3,545	6,473	3,411	6,158
Amortization of deferred acquisition
costs and value of business acquired	443	-	1,093	-
Other	1,049	1,027	983	980
Total policy benefits and expenses	$16,919	$18,180	$19,316	$21,055
Income before income taxes and change
in accounting policy	$871	$3,173	$3,166	$4,248
Income taxes	69	(807)	(738)	(1,093)
Net income	$940	$2,366	$2,428	$3,155

Weighted average number of common shares outstanding	1,496	1,496	1,529	1,529
(in millions):
Weighted average number of diluted common shares outstanding	1,507	1,507	1,544	1,544
(in millions):
Basic earnings per common share	$0.63	$1.58	$1.59	$2.05
Diluted earnings per common share	$0.62	$1.57	$1.57	$2.03
Dividends per common share	$0.74	$0.74	$0.64	$0.64
c) Reconciliation of Canadian GAAP to U.S. GAAP Net income

For the nine months ended September 30,	2008	2007
Net income determined in accordance with Canadian GAAP	$2,366	$3,155
Net investment income
Bonds excluding other than temporary impairments	4,583	1,317
Interest rate related other than temporary impairments	(998)	(675)
Stocks	1,234	(107)
Cash flow hedges	(99)	309
Real estate	(245)	(189)
Other	54	207
	4,529	862
Deferred acquisition costs, differences	2,364	1,557
Value of business acquired, differences	(89)	(119)
Consumer notes fair value adjustment	(17)	(3)
Policy liabilities	(9,102)	(3,389)
Commissions, investment and general expenses	(8)	(4)
Income taxes on above items	897	369
Net income determined in accordance with U.S. GAAP	$940	$2,428

Manulife Financial Corporation – 2008 Q3 Report

d)	Other comprehensive income reconciliation

For the nine months ended September 30,	2008	2007
Comprehensive income (loss) in accordance with Canadian GAAP	$2,321	$(162)
Difference in Canadian GAAP to U.S. GAAP net income (loss)	(1,426)	(727)
Difference in Canadian GAAP to U.S. GAAP other comprehensive income (loss):
Changes in unrealized gains on available-for-sale financial securities,
net of income tax benefit of $1,564 (2007 - $338)	(3,861)	(489)
Adjustments to net unrealized gains/(losses):
Actuarial liabilities, net of income tax expense of $440 (2007 - $200)	1,357	368
Deferred acquisition costs, net of income tax expense of $111 (2007 - $54)	347	71
Deferred revenue, net of income tax benefit of $21 (2007- $3)	(38)	(6)
Value of business acquired, net of income tax expense of $73 (2007 - $6)	138	12
Changes in gains on derivative investments designated as cash flow hedges,
net of income tax expense of $137 (2007 - income tax benefit of $78)	119	(165)
Additional pension obligation, net of income tax benefit of $9
(2007 - income tax expense of $12)	(21)	21
Changes in unrealized currency translation gains (losses) of self-sustaining
operations, net of income tax benefit/expense of nil	(453)	253
Total difference in other comprehensive income (loss)	$(2,412)	$65
Comprehensive (loss) in accordance with U.S. GAAP	$(1,517)	$(824)

e)
Information Provided in Connection with the Fixed Investment Option of the Deferred Annuity Contracts Issued by John Hancock Variable Life Insurance Company and the SignatureNotes Issued by John Hancock Life Insurance Company

The following condensed consolidating financial information, presented in accordance with U.S. GAAP, has been included in these financial statements in compliance with Regulation S-X of the United States Securities and Exchange Commission (the “Commission”) and in accordance with Rule 12h-5 of the Commission.  MFC has guaranteed certain securities issued and to be issued by John Hancock Variable Life Insurance Company and John Hancock Life Insurance Company (“the subsidiaries”), and therefore this financial information is incorporated by reference in the joint registration statements of MFC and the subsidiaries.

Manulife Financial Corporation – 2008 Q3 Report

Condensed Consolidating Balance Sheets

As at September 30, 2008	Manulife Financial Corporation (Guarantor)	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Assets
Invested assets	$2	$52,847	$7,129	$116,200	$(79)	$176,099
Investments in unconsolidated
subsidiaries	25,896	3,520	148	13,260	(42,824)	-
Other assets	399	15,829	3,415	39,292	(16,156)	42,779
Separate account assets	-	10,241	6,776	135,053	-	152,070
Total assets	$26,297	$82,437	$17,468	$303,805	$(59,059)	$370,948

Liabilities and equity
Policy liabilities	$-	$53,088	$7,373	$106,360	$(4,698)	$162,123
Consumer notes	-	1,758	-	-	-	1,758
Other liabilities	1,888	7,159	1,083	24,321	(8,399)	26,052
Long-term debt	1,300	-	-	982	(30)	2,252
Liabilities for preferred shares
and capital instruments	344	504	-	4,249	(1,511)	3,586
Non-controlling interest in						-
subsidiaries	-	-	-	421	(79)	342
Separate account liabilities	-	10,241	6,776	135,053	-	152,070
Shareholders' equity	22,765	9,687	2,236	32,419	(44,342)	22,765
Total liabilities and equity	$26,297	$82,437	$17,468	$303,805	$(59,059)	$370,948

As at September 30, 2007	Manulife Financial Corporation (Guarantor)	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Assets
Invested assets	$11	$53,813	$6,650	$108,400	$(64)	$168,810
Investments in unconsolidated
subsidiaries	29,183	3,357	718	13,572	(46,830)	-
Other assets	603	12,470	2,988	34,098	(14,998)	35,161
Separate account assets	-	10,941	8,183	144,221	-	163,345
Total assets	$29,797	$80,581	$18,539	$300,291	$(61,892)	$367,316

Liabilities and equity
Policy liabilities	$-	$51,150	$6,546	$95,606	$(3,834)	$149,468
Consumer notes	-	2,289	-	-	-	2,289
Other liabilities	3,425	4,982	994	20,388	(8,471)	21,318
Long-term debt	350	-	-	2,208	(724)	1,834
Liabilities for preferred shares
and capital instruments	344	474	-	3,120	(925)	3,013
Non-controlling interest in						-
subsidiaries	-	-	-	380	(9)	371
Separate account liabilities	-	10,941	8,183	144,221	-	163,345
Shareholders' equity	25,678	10,745	2,816	34,368	(47,929)	25,678
Total liabilities and equity	$29,797	$80,581	$18,539	$300,291	$(61,892)	$367,316

Manulife Financial Corporation – 2008 Q3 Report

Condensed Consolidating Statements of Operations

For the nine months ended September 30, 2008	Manulife Financial Corporation (Guarantor)	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Revenue
Premium income	$-	$1,992	$55	$7,980	$(4)	$10,023
Net investment income	3	1,935	222	385	(11)	2,534
Fee income and other revenue	48	237	205	5,530	(787)	5,233
Total revenue	$51	$4,164	$482	$13,895	$(802)	$17,790

Policy benefits and expenses
Policyholder benefits	$-	$3,221	$286	$8,385	$(10)	$11,882
Commissions, investment and general expenses	19	678	34	3,448	(634)	3,545
Amortization of deferred acquisition
costs and value of business acquired	-	75	42	346	(20)	443
Other	66	280	26	815	(138)	1,049
Total policy benefits and expenses	$85	$4,254	$388	$12,994	$(802)	$16,919

Income (loss) before income taxes	$(34)	$(90)	$94	$901	$-	$871
Income tax (expense) recovery	(4)	19	(30)	84	-	69
Income (loss) after income taxes	$(38)	$(71)	$64	$985	$-	$940
Equity in net income of unconsolidated
subsidiaries	978	94	3	479	(1,554)	-
Net income	$940	$23	$67	$1,464	$(1,554)	$940

For the nine months ended September 30, 2007	Manulife Financial Corporation (Guarantor)	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Revenue
Premium income	$-	$2,067	$61	$7,309	$(2)	$9,435
Net investment income	3	2,682	311	4,994	(71)	7,919
Fee income and other revenue	48	278	232	4,904	(334)	5,128
Total revenue	$51	$5,027	$604	$17,207	$(407)	$22,482

Policy benefits and expenses
Policyholder benefits	$-	$3,575	$276	$9,987	$(9)	$13,829
Commissions, investment and general expenses	30	423	42	3,219	(303)	3,411
Amortization of deferred acquisition
costs and value of business acquired	-	103	55	935	-	1,093
Other	9	270	17	782	(95)	983
Total policy benefits and expenses	$39	$4,371	$390	$14,923	$(407)	$19,316

Income (loss) before income taxes	$12	$656	$214	$2,284	$-	$3,166
Income tax expense	(7)	(210)	(70)	(451)	-	(738)
Income (loss) after income taxes	$5	$446	$144	$1,833	$-	$2,428
Equity in net income of unconsolidated
subsidiaries	2,423	204	6	699	(3,332)	-
Net income	$2,428	$650	$150	$2,532	$(3,332)	$2,428

Manulife Financial Corporation – 2008 Q3 Report

Condensed Consolidating Statements of Cash Flows

For the nine months ended September 30, 2008	Manulife Financial Corporation (Guarantor)	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Operating activities
Net income	$940	$23	$67	$1,464	$(1,554)	$940
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated
subsidiaries	(978)	(94)	(3)	(479)	1,554	-
Increase in actuarial liabilities
and policy related items	-	1,583	94	4,368	-	6,045
Net realized investment gains
and other investment items	-	291	33	3,505	-	3,829
Capitalized amounts net of amortization
of deferred acquisition costs and value
of business acquired	-	(93)	(18)	(2,165)	-	(2,276)
Amortization of premium/discount	-	146	15	122	-	283
Other amortization	-	44	6	215	-	265
Future income tax expense (recovery)	11	(7)	28	(503)	(3)	(474)
Stock-based compensation	-	2	-	17	-	19
Non-controlling interest in subsidiaries	-	-	-	14	-	14
Net income (loss) adjusted for non-cash items	$(27)	$1,895	$222	$6,558	$(3)	$8,645
Change in other operating assets and
liabilities	(58)	265	71	(907)	3	(626)
Cash provided by (used in)
operating activities	$(85)	$2,160	$293	$5,651	$-	$8,019

Investing activities
Purchase and mortgage advances	$-	$(5,751)	$(476)	$(32,033)	$-	$(38,260)
Disposals and repayments	-	7,007	423	25,812	-	33,242
Changes in investment broker net
receivables and payables	-	11	7	(274)	-	(256)
Capital contribution to unconsolidated
subsidiary	-	-	-	(509)	509	-
Dividends from unconsolidated subsidiary	-	-	-	599	(599)	-
Cash (used in) provided by
investing activities	$-	$1,267	$(46)	$(6,405)	$(90)	$(5,274)

Manulife Financial Corporation – 2008 Q3 Report

Condensed Consolidating Statements of Cash Flows (continued)

For the nine months ended September 30, 2008	Manulife Financial Corporation (Guarantor)	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Financing activities
Decrease in securities sold but not yet
purchased	$-	$-	$-	$(59)	$-	$(59)
Issue (repayment) of long-term debt, net	941	(2)				939
Dividends paid to parent	3,120	(509)	-	(3,210)	599	-
Return of capital to parent	-	-	-	509	(509)	-
Net redemptions of structured products	-	(3,047)	146	(1,145)	-	(4,046)
Bank deposits, net	-	-	-	1,002	-	1,002
Consumer notes redeemed, net	-	(603)	-	-	-	(603)
Shareholder dividends	(1,128)	-	-	-	-	(1,128)
Notes payable to subsidiary	944	-	-		(944)	-
Notes receivable from subsidiary	-	-	-	129	(129)	-
Notes payable to parent	(129)	-	-	-	129	-
Notes receivable from parent	-	-	-	(944)	944	-
Notes payable to affiliate	101	497	-	78	(676)	-
Notes receivable from affiliate	(665)	(517)	-	506	676	-
Funds repaid, net	-	-	-	28	-	28
Purchase and cancellation of common shares	(403)	-	-	-	-	(403)
Common shares issued on exercise of stock
options and related tax benefits	38	3	-	-	-	41
Preferred shares issued (redeemed) by a
subsidiary	(10)	-	-	10	-	-
Issue of common shares	(1,722)	-	-	1,722	-	-
Capital contribution by parent	(1,000)	-	-	1,000	-	-
Cash (used in) provided by
financing activities	$87	$(4,178)	$146	$(374)	$90	$(4,229)
Cash and short-term securities
Increase (decrease) during the period	$2	$(751)	$393	$(1,128)	$-	$(1,484)
Currency impact on cash and short-term
securities	-	176	7	500	-	683
Balance, January 1	-	2,809	80	9,098	-	11,987
Balance, September 30	$2	$2,234	$480	$8,470	$-	$11,186

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$-	$2,950	$112	$9,413	$-	$12,475
Net payments in transit, included in
other liabilities	-	(141)	(32)	(315)	-	(488)
Net cash and short-term securities,
January 1	$-	$2,809	$80	$9,098	$-	$11,987

End of period
Gross cash and short-term securities	$2	$2,348	$497	$8,870	$-	$11,717
Net payments in transit, included in
other liabilities	-	(114)	(17)	(400)	-	(531)
Net cash and short-term securities,
September 30	$2	$2,234	$480	$8,470	$-	$11,186

Manulife Financial Corporation – 2008 Q3 Report

Condensed Consolidating Statements of Cash Flows

For the nine months ended September 30, 2007	Manulife Financial Corporation (Guarantor)	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Operating activities
Net income	$2,428	$650	$150	$2,532	$(3,332)	$2,428
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated
subsidiaries	(2,423)	(204)	(6)	(699)	3,332	-
Increase in actuarial liabilities
and policy related items	-	1,411	65	5,650	-	7,126
Net realized investment gains
and other investment items	-	(93)	(21)	(1,192)	2	(1,304)
Capitalized amounts net of amortization
of deferred acquisition costs and value
of business acquired	-	(52)	(16)	(1,370)	-	(1,438)
Amortization of premium/discount	-	222	21	(122)	-	121
Other amortization	-	46	7	208	-	261
Future income tax expense (recovery)	2	305	(7)	65	-	365
Stock-based compensation	-	1	-	15	-	16
Non-controlling interest in subsidiaries	-	-	-	10	6	16
Net income (loss) adjusted for non-cash items	$7	$2,286	$193	$5,097	$8	$7,591
Change in other operating assets and
liabilities	93	334	22	116	(11)	554
Cash provided by
operating activities	$100	$2,620	$215	$5,213	$(3)	$8,145

Investing activities
Purchase and mortgage advances	$-	$(7,134)	$(1,116)	$(32,450)	$-	$(40,700)
Disposals and repayments	-	9,611	790	28,761	-	39,162
Changes in investment broker net
receivables and payables	-	(35)	5	107	-	77
Net cash received as part of acquisition of
subsidiary	(3)	-	-	128	-	125
Cash provided by (used in)
investing activities	$(3)	$2,442	$(321)	$(3,454)	$-	$(1,336)

Manulife Financial Corporation – 2008 Q3 Report

Condensed Consolidating Statements of Cash Flows (continued)

For the nine months ended September 30, 2007	Manulife Financial Corporation (Guarantor)	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Financing activities
Decrease in securities sold but not yet
purchased	$-	$-	$-	$(41)	$-	$(41)
Issue (repayment) of long-term debt, net	-	(559)	-	556	-	(3)
Repayment of subordinated debt securities	-	-	-	(570)	-	(570)
Net redemptions of structured products	-	(2,976)	104	(1,218)	-	(4,090)
Bank deposits, net	-	-	-	1,056	-	1,056
Consumer notes redeemed, net	-	(269)	-	-	-	(269)
Shareholder dividends	(1,002)	-	-	(3)	3	(1,002)
Notes payable to subsidiary	3,390	-	-	-	(3,390)	-
Notes receivable from subsidiary	(465)	-	-	-	465	-
Notes payable to parent	-	-	-	465	(465)	-
Notes receivable from parent	-	-	-	(3,390)	3,390	-
Notes payable to affiliate	13	(24)	-	36	(25)	-
Notes receivable from affiliate	-	(10)	-	(15)	25	-
Funds repaid, net	-	-	-	(9)	-	(9)
Purchase and cancellation of common shares	(2,118)	-	-	-	-	(2,118)
Common shares issued on exercise of stock	-	-	-	-	-	-
options and related tax benefits	93	11	-	-	-	104
Cash (used in) provided by
financing activities	$(89)	$(3,827)	$104	$(3,133)	$3	$(6,942)
Cash and short-term securities
Increase (decrease) during the period	$8	$1,235	$(2)	$(1,374)	$-	$(133)
Currency impact on cash and short-term
securities	-	(117)	(40)	(901)	-	(1,058)
Balance, January 1	2	651	217	9,514	-	10,384
Balance, September 30	$10	$1,769	$175	$7,239	$-	$9,193

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$2	$774	$250	$9,928	$-	$10,954
Net payments in transit, included in
other liabilities	-	(123)	(33)	(414)	-	(570)
Net cash and short-term securities,
January 1	$2	$651	$217	$9,514	$-	$10,384

End of period
Gross cash and short-term securities	$10	$1,871	$203	$7,950	$-	$10,034
Net payments in transit, included in
other liabilities	-	(102)	(28)	(711)	-	(841)
Net cash and short-term securities,
September 30	$10	$1,769	$175	$7,239	$-	$9,193

f)	U.S. GAAP Accounting Policy Changes

Fair value option

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159’s objective is to enable companies to mitigate that earnings volatility which is caused by measuring related assets and liabilities differently, without having to apply complex hedge accounting provisions. SFAS 159 provides the option to use fair value accounting for most financial assets and financial liabilities, with changes in fair value reported in earnings.  Selection of the fair value option is irrevocable, and can be applied on a partial basis, i.e. to some but not all similar financial assets or liabilities.

Manulife Financial Corporation – 2008 Q3 Report

On January 1, 2008, the Company elected to adopt SFAS 159, for certain bonds previously classified as AFS which back certain actuarial liabilities to participating policyholders. The actuarial liabilities in these products are marked to market through earnings based on fluctuations in the fair value of the underlying bonds. The adoption of SFAS 159 resulted in an adjustment to retained earnings of $4, net of tax as of January 1, 2008.

Fair value measurements

FASB’s Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), establishes a framework for the measurement and disclosure of fair value under U.S. GAAP. SFAS 157 was effective for the Company’s financial statements on January 1, 2008. No adjustments to opening retained earnings were required by the Company on adoption.  The impact of changing valuation methods to comply with SFAS 157 resulted in adjustments to actuarial liabilities, which were recorded as an increase in net income of $68, net of tax, on January 1, 2008.

N O T E 15                                Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.

N O T E 16                                Subsequent Event

On November 6, 2008, the Company announced that it had executed a binding credit agreement with the six largest Canadian banks to provide a five year term loan of $3,000. The loan will be fully drawn down by November 20, 2008 and will be deployed, as necessary, to provide additional regulatory capital for MFC’s operating subsidiaries.  The loan bears interest at floating rates and is repayable by MFC at any time without penalty or make whole provisions.  The credit agreement includes financial covenants and other positive and negative covenants which are usual for a transaction of this nature.

Manulife Financial Corporation – 2008 Q3 Report

STATISTICAL SUMMARY

(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	2008			2007
	Q3	Q2	Q1	Q4	Q3
Net income	$507	$998	$861	$1,074	$1,069
Loss attributed to participating policyholders	3	10	8	70	1
Net income attributed to shareholders	$510	$1,008	$869	$1,144	$1,070
Preferred share dividends	(7)	(8)	(7)	(8)	(7)
Net income available to common shareholders	$503	$1,000	$862	$1,136	$1,063

Premiums and deposits
Life and health insurance premiums	$4,017	$3,865	$3,679	$3,795	$3,637
Annuity and pension premiums	1,841	1,507	1,321	1,504	1,245
Segregated fund deposits	7,689	8,472	9,197	9,043	8,888
Mutual fund deposits	2,173	2,664	2,812	2,291	2,304
ASO premium equivalents	601	621	633	630	582
Other fund deposits	123	133	136	151	141
Total premiums and deposits	$16,444	$17,262	$17,778	$17,414	$16,797

Funds under management
General fund	$165,163	$164,445	$165,661	$161,300	$159,170
Segregated funds	165,488	175,746	174,633	174,977	174,489
Mutual funds	28,213	32,094	32,146	32,948	36,185
Other funds	26,416	28,013	27,694	27,119	29,506
Total funds under management	$385,280	$400,298	$400,134	$396,344	$399,350

Capital
Liabilities for preferred shares and capital instruments	$3,578	$3,024	$3,029	$3,010	$3,014
Non-controlling interest in subsidiaries	167	167	162	146	202
Equity
Participating policyholders' equity	61	64	74	82	152
Shareholders' equity
Preferred shares	638	638	638	638	638
Common shares	13,943	13,958	13,972	14,000	14,004
Contributed surplus	156	152	148	140	133
Retained earnings	15,345	15,312	14,756	14,388	13,710
Accumulated other comprehensive loss on AFS securities and translation of net foreign operations	(4,868)	(5,025)	(4,353)	(4,877)	(4,595)
Total capital	$29,020	$28,290	$28,426	$27,527	$27,258

Selected key performance measures
Basic earnings per common share	$0.34	$0.67	$0.57	$0.76	$0.70
Diluted earnings per common share	$0.33	$0.66	$0.57	$0.75	$0.70
Return on common shareholders' equity (annualized) [1]	8.2%	17.0%	15.1%	20.5%	18.9%
Book value per common share	$16.41	$16.29	$16.33	$15.73	$15.48
Market value to book value ratio	2.33	2.19	2.41	2.58	2.65
Market capitalization ($ billions)	57.1	53.3	58.8	60.9	61.6
Common shares outstanding (in millions)
End of period	1,492	1,495	1,497	1,501	1,502
Weighted average - basic	1,492	1,497	1,498	1,502	1,511
Weighted average - diluted	1,503	1,508	1,509	1,515	1,525

[1] Return on common shareholders' equity is net income available to common shareholders divided by average common shareholders' equity excluding accumulated other comprehensive income on AFS securities and cash flow hedges.

Manulife Financial Corporation – 2008 Q3 Report

SHAREHOLDER INFORMATION

Manulife Financial Corporation

Corporate Headquarters
200 Bloor Street East
Toronto, ON Canada M4W 1E5
Tel:  (416) 926 - 3000
Web site: www.manulife.com

Investor Relations
Institutional investors, brokers, security analysts and other investors requiring financial information may contact our Investor Relations Department or access our website at www.manulife.com
Tel:  1-800-795-9767
Fax: (416) 926-3503
e-mail:  investor_relations@manulife.com

Shareholder Services
For information or assistance regarding your shareholdings, including changes of address, changes in registration, direct deposit dividends (Canada, United States and Hong Kong), lost certificates, to eliminate duplicate mailings of shareholder material or to receive shareholder material electronically, please contact our Transfer Agents.

Transfer Agent and Register

Contact our Transfer Agent for information regarding your shareholdings, including changes of address, changes in registration, direct deposit of dividends (Canada, United States and Hong Kong), lost certificates, to eliminate duplicate mailings of shareholder material or to receive shareholder material electronically.

Transfer Agent in Canada
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, ON Canada M5C 2W9
Local: 416-643-6268
Toll Free: 1-800-783-9495
Fax:    1-877-713-9291
e-mail:  inquiries@cibcmellon.com

CIBC Mellon offices are also available in Montreal, Halifax, Vancouver and Calgary.

Transfer Agent in the United States
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA  15252-8015 U.S.A.
Tel:  1-800-249-7702
e-mail : shrrelations@bnymellon.com

Transfer Agent in Hong Kong
Computershare Hong Kong
Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong
Tel:  852-2862–8628

Transfer Agent in the Philippines
The Hong Kong and Shanghai Banking
Corporation Limited
Stock Transfer Department
30/F Discovery Suites
25 ADB Avenue
Ortigas Center, Pasig City
Philippines
Tel:  (632) 683-2685

Auditors

Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada
www.manulife.com

The following Manulife Financial documents are available online at www.manulife.com

·	Annual Report and Proxy Circular

·	Notice of Annual Meeting

·	Shareholders Reports

·	Public Accountability Statement

·	Corporate Governance material

Manulife Financial Corporation – 2008 Q3 Report

Ratings

Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at September 30, 2008, Manulife Financial had total capital of Cdn $29.0 billion, including Cdn $24.5 billion of common shareholders’ equity. Manufacturers Life’s financial strength and claims paying ratings are among the strongest in the insurance industry.

A.M. Best	A++	(1st of 15 categories)
Dominion Bond Rating Service	IC-1	(1st of 5 categories)
FitchRatings	AA+	(2nd of 9 categories)
Moody’s	Aa1	(2nd of 9 categories)
Standard & Poor’s	AAA	(1st of 8 categories)

Common Stock Trading Data

The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the New York Stock Exchange, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the third quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 0945.

As at September 30, 2008, there were 1,492 million common shares outstanding.

July 1 – September 30, 2008	Toronto	New York	Hong Kong	Philippines
	Canadian $	United States $	Hong Kong $	Philippine Pesos
High	$ 39.40	$ 38.44	$ 295.0	P 1,605
Low	$ 33.22	$ 31.28	$ 216.0	P 1,105
Close	$ 38.28	$ 36.69	$ 270.0	P 1,580
Average Daily Volume (000)	13,031	4,980	153	2

Manulife Financial Corporation – 2008 Q3 Report

Consent to receive documents electronically

Electronic documents available from Manulife Financial

Manulife Financial is pleased to offer Electronic Documents. Access the information when you want, no more waiting for the mail.

The Manulife Financial documents available electronically are:
•	Annual Report and Proxy Circular
•	Notice of Annual Meeting
•	Shareholder Reports
•	Public Accountability Statement
•	Corporate Governance material

These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site at least until the next version is available.

We will notify you when documents will be available on the Web site and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our Web site, paper copies will be mailed to you.

To view, download and/or save the materials you will require access to an Internet service provider and a personal computer with Adobe Acrobat Reader™ and either Netscape Navigator™ or Microsoft Internet Explorer™ installed.

……………………………………………………….…..… Detach Here .………………………………………………………………….....

To receive documents electronically when they are available through Manulife Financial’s electronic delivery service, complete this form and return it as indicated.

I have read and understand the statement on the reverse and consent to receive electronically the Manulife Financial documents listed in the manner described. I acknowledge that I have the computer requirements to access the documents that are made available on Manulife Financial’s Web site. I understand that I am not required to consent to electronic delivery and that I may revoke my consent at any time.

Please note: We will contact you by phone only if there is a problem with your email address.
The information provided is confidential and will not be used for any purpose other than that described.

Please Print:

______________________________________

Shareholder Name

______________________________________
Contact Phone Number

______________________________________
Shareholder email Address

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Shareholder Signature

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Date

Manulife Financial Corporation – 2008 Q3 Report